Exhibit 99.2

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As Vendors

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GLOBAL GREEN MATRIX CORP., an Alberta corporation with its head office in Vancouver, British Columbia

As Purchaser

SHARE PURCHASE AGREEMENT
dated March 20th, 2012

Table of Contents

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Construction	8
1.3	Certain Rules of Interpretation	8
1.4	Knowledge	9
1.5	Currency and Payment	9
1.6	Accounting Terms	9
1.7	Schedules	9
ARTICLE 2 PURCHASE AND SALE OF PURCHASED SHARES		9
2.1	Agreement to Purchase and Sell	9
2.2	Purchase Price	10
2.3	Payment of Purchase Price	10
2.4	Section 85 Rollover	10
2.5	Royalty Agreement	11
2.6	Voluntary Escrow Agreement	11
ARTICLE 3 CLOSING ARRANGEMENTS		11
3.1	Closing	11
3.2	Vendors’ Closing Deliveries	11
3.3	Purchaser’s Closing Deliveries	12
ARTICLE 4 CONDITIONS OF CLOSING		13
4.1	Purchaser’s Conditions	13
4.2	Vendors’ Conditions	14
ARTICLE 5 REPRESENTATIONS AND WARRANTIES		14
5.1	Representations and Warranties of the Vendors	14
5.2	Representations and Warranties of the Vendors Relating to the Corporation	15
5.3	Representations and Warranties of the Purchaser	28
5.4	Survival of Representations, Warranties and Covenants of the Vendors	29
5.5	Survival of the Representations, Warranties and Covenants of the Purchaser	30
5.6	Termination of Liability	30
ARTICLE 6 COVENANTS		30
6.1	Exclusive Dealings	30
6.2	Transfer of Documentation	31
6.3	Investigation	31
6.4	Risk of Loss	32
6.5	Conduct of Vendors Prior to Closing	32
6.6	Conduct of the Vendors Following Closing	34
6.7	Regulatory Approvals	34
6.8	Conduct of Purchaser Prior to Closing	34
6.9	Notification of Breaches	34

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ARTICLE 7 PRIVACY LAWS		35
7.1	Compliance with Privacy Laws	35
ARTICLE 8 TAX MATTERS		35
8.1	Preparation and Filing of Tax Returns	35
8.2	Books and Records Relating to Taxes	35
8.3	Notification Requirements	36
8.4	Vendors Indemnification	36
8.5	Purchaser’s Contest Rights	36
8.6	Vendors’ Contest Rights	36
8.7	Indemnification Procedures	37
ARTICLE 9 INDEMNIFICATION		37
9.1	Individual Indemnification by the Vendors	37
9.2	Indemnification by the Vendors	37
9.3	Indemnification by the Purchaser	38
9.4	Thresholds and Limits	38
9.5	Obligation to Reimburse	38
9.6	Notice of Claim	39
9.7	Direct Claims	39
9.8	Third Party Claims	39
9.9	Settlement of Third Party Claims	40
9.10	Co-Operation	40
9.11	Gross-up	40
9.12	Exclusivity	40
ARTICLE 10 TERMINATION		41
10.1	Termination by Mutual Written Consent	41
10.2	Termination by the Purchaser	41
10.3	Termination by the Vendors	41
10.4	Notice of Termination	41
10.5	Effect of Termination	41
ARTICLE 11 GENERAL		41
11.1	Confidentiality of Information	41
11.2	Public Announcements	43
11.3	Disclosure and Consultation	43
11.4	Expenses	43
11.5	Best Efforts	43
11.6	No Third Party Beneficiary	43
11.7	Entire Agreement	43
11.8	Non-Merger	44
11.9	Time of Essence	44
11.10	Amendment	44
11.11	Waiver of Rights	44
11.12	Arbitration	44

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11.13	Jurisdiction	44
11.14	Governing Law	44
11.15	Notices	44
11.16	Assignment	46
11.17	Further Assurances	46
11.18	Severability	46
11.19	Successors and Assigns	46
11.20	Counterparts	46

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SHARE PURCHASE AGREEMENT dated this 20th day of March, 2012

AMONG:
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As Vendors

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GLOBAL GREEN MATRIX CORP., an Alberta corporation with its head office in Vancouver, British Columbia

As Purchaser

RECITALS:

A.
1503826 Alberta Ltd. c/o business as Intercept Rentals (the “Corporation”) was incorporated in Alberta on November 26, 2009 and provides equipment and services, including a method of heating water for the purposes of fracing, to various oil and gas companies.

B.	The Vendors collectively own or control, directly or indirectly, all of issued and outstanding shares of the Corporation.

C.	The Vendors wish to sell and the Purchaser wishes to purchase all of the shares of the Corporation on the terms and conditions and for the consideration provided for in this Agreement.

IN CONSIDERATION of the foregoing and the mutual promises made in this Agreement and of the mutual benefits to be derived from those promises, and for other good and valuable consideration, the receipt and sufficiency of which is respectively acknowledged by the Parties, the Parties intending to be legally bound, agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions.  In this Agreement, including the Recitals to this Agreement, unless the context otherwise requires:

(1)
“Accounting Records” means all of the books of account, accounting records and other financial information (whether in written, printed, electronic or computer printout form, or stored electronically, digitally or on computer media).

(2)
“Accounts Receivable” means accounts receivable, trade accounts receivable, notes receivable, book debts and other debts due or accruing due to the Corporation and the full benefit of any related security.

(3)	“Act” means the Business Corporations Act (Alberta), as amended.

(4)
“Affiliate”, with respect to the relationship between two or more corporations, has the meaning attributed to “affiliate” under the Act as of the date of this Agreement and, with respect to the relationship between two or more Persons any of which is not a corporation, a Person is deemed to be an Affiliate of another Person if one of them is Controlled by the other or if both are Controlled by the same Person, and “Affiliated” has a corresponding meaning.

(5)
“Agreement” means this share purchase agreement, including the recitals and all Schedules to this share purchase agreement, as amended, supplemented, restated and replaced from time to time in accordance with its provisions.

(6)	“Applicable Law” means:

(a)	any domestic or foreign statute, law (including common and civil law and privacy laws), code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise);

(b)	any judgement, order, writ, injunction, decision, ruling, decree or award;

(c)	any regulatory policy, practice or guideline; or

(d)	any Permit;

of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of that Person.

(7)	“Applicable Securities Laws” means all Applicable Laws governing the offer, distribution and trade of securities and the registration of persons trading in securities in all applicable jurisdictions.

(8)
“Approvals” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgements, rulings, directives, Permits, and other permits and approvals.

(9)	“Appurtenances” means, with respect to any real property:

(a)	all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and

(b)	all rights of way, licences, rights of occupation, easements or other similar rights appurtenant to and for the benefit of that real property;

(10)	“Arbitration Act” means the Arbitration Act (Alberta).

(11)	“Assets” means equipment owned by the Corporation.

(12)
“Books and Records” means the Accounting Records and all other information in any form primarily relating to the operation of the Corporation, including sales and purchase records, lists of suppliers and customers, lists of potential customers, credit and pricing information, tax records, business reports, plans, production reports and records, inventory reports and records, business, engineering and consulting reports, research and development reports and records, maps, site plans, surveys, soil and substratum studies, as-built drawings, electrical and mechanical plans and studies, environmental reports, and all other documents, files, records, correspondence and other information (whether in written, printed, electronic or computer printout form, or stored electronically, digitally or on computer related media), but excluding (i) materials relating to the Transaction, (ii) market and similar forecast information, (iii) electronic correspondence and files stored on equipment and media which are not located at the offices of the Corporation at the Closing and are not material to the operation and ownership of the Corporation following the Closing, and (iv) information which the Vendors reasonably believe may not be provided by reason of Applicable Laws, contractual confidentiality or which is protected by solicitor/client privilege.

(13)	“Business” means the business carried on currently and prior to the date of this Agreement by the Corporation which is that of an oilfield equipment rental company.

(14)	“Business Day” means any day, except Saturdays and Sundays, on which banks are generally open for business in Calgary, Alberta.

(15)	“Claim” means:

(a)	any suit, action, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative;

(b)	any other proceeding;

(c)	any appeal or application for review; or

(d)	any proceeding at law or in equity or before or by any Governmental Authority.

(16)	“Closing” means the completion of the Transaction.

(17)	“Closing Date” means March 20, 2012.

(18)	“Closing Time” means 10:00 a.m. on the Closing Date or such other time on the Closing Date as may be agreed to by the Parties in writing.

(19)	“Common Shares” means common shares in the share capital of the Purchaser.

(20)
“Constating Documents” means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trusts, pooling agreements and similar Contracts, arrangements and understandings applicable to the Person’s Equity Interests, all as amended, supplemented, restated and replaced from time to time.

(21)
“Contract” means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, express or implied, other than a Permit.

(22)	“Control”, with respect to the relationship with a Person, means:

(a)
if that Person is a corporation, the holding (other than by way of security) of securities of that Person to which are attached more than 50% of the votes that may be cast for the election of directors and those votes are sufficient, if exercised, to elect a majority of the board of directors; or

(b)	the right, directly or indirectly, to direct or cause the direction of the management of the affairs of that Person, whether by ownership of Equity Interests, by Contract or otherwise;

and “Controls” and “Controlled” have corresponding meanings.

(23)	“Corporation” has the meaning attributed to that term in the Recitals.

(24)	“Disclosed Personal Information” means any Personal Information disclosed to Purchaser.

(25)
“Employee Plans” means each non-salary plan, program or arrangement including deferred compensation, bonus compensation, incentive or other compensation, share option or purchase, severance, termination pay, hospitalization or other medical benefit, life or other insurance, vision, dental, drug, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, profit sharing, mortgage assistance, pension or supplemental pension, retirement compensation, group registered retirement savings, deferred profit sharing, employee profit sharing, savings, retirement or supplemental retirement, and any other similar plan, program or arrangement, whether funded or unfunded, formal or informal, that is maintained, contributed to, or required to be maintained or contributed to, by the Corporation, or to which the Corporation is a party, or bound by, or under which the Corporation has any liability or contingent liability for the benefit of directors, officers, shareholders, consultants, independent contractors and employees or former employees of the Corporation and their dependents.

(26)
“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing.

(27)	“Environmental Laws” has the meaning attributed to that term in Section 5.2(32)(a).

(28)
“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in that Person’s equity or capital, however designated and whether voting or non-voting.

(29)	“Exchange” means the TSX Venture Exchange or such other exchange or market on which the Common Shares of the Purchaser principally trade in Canada.

(30)
“Financial Statements” means the unaudited balance sheet and net income statement of the Corporation as at and for the financial year ended August 31, 2011 (comparative with the unaudited balance sheet and net income statement of the Corporation as at and for the financial year ended August 31, 2010) and the interim unaudited balance sheet and net income statement for the period from September 1, 2011 until February 28, 2012.

(31)	“Financial Statements Date” means February 28, 2012.

(32)	“Frac Water Heating License Agreement” | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |

(33)
“GAAP” means generally accepted accounting principles in effect from time to time in Canada, including those principles set forth in the Handbook published by the Canadian Institute of Chartered Accountants or any successor institute, consistently applied.

(34)
“Governmental Authority” means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government, including the Exchange.

(35)
“Information Technologies” means the computer equipment and associated peripheral devices and the related operating and application systems and other software owned, leased or licensed by the Corporation.

(36)	“Insurance Policies” has the meaning attributed to that term in Section 5.2(16).

(37)
“Intellectual Property” means all trade marks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand names, industrial designs and all other industrial or intellectual property owned or used by the Corporation in carrying on the Business in Canada and all applications therefor and all goodwill connected therewith, including all licences and all like rights used by or granted to the Corporation in connection with the Business and all rights to register or otherwise apply for the protection on any of the foregoing.

(38)	“Interim Period” means the period from February 28, 2012 to the Closing Time.

(39)	“Leased Property” means all property leased to the Corporation.

(40)	“Leases” means all property leases and agreements in the nature of a lease to which the Corporation is a party.

(41)
“Losses” means, in respect of any matter, all Claims, demands, losses, damages, liabilities, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising as a consequence of that matter, including any reduction in the value of the Purchased Shares resulting from a misrepresentation or breach of warranty or covenant or other obligation but excluding consequential and punitive damages.

(42)
“Material” means of such a nature or amount as would reasonably be regarded as significant in relation to the Business or in relation to the capital, prospects, condition (financial or otherwise) or results of operation of the Corporation, whether or not significant in relation to the Vendors or the Purchaser, and “Materially” has a corresponding meaning.

(43)	“Material Adverse Change” or “Material Adverse Effect” means any change or effect that:

(a)
individually or when taken together with all other changes or effects that have occurred during any relevant period of time before the determination of the occurrence of that change or effect is or is reasonably likely to be Materially adverse to the Business, business currently contemplated to be conducted, operations, Assets, liabilities, capital, prospects, condition (financial or otherwise) or results of operation of the Corporation; or

(b)	Materially adversely affects the ability of the Corporation to conduct the Business after the Closing Date substantially as the Business has been conducted to the date of this Agreement; and

(c)	“Materially Adversely Affect” has a corresponding meaning.

(44)
“Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the normal day-to-day operations of the Person.

(45)	“Parties” means collectively, the Vendors and the Purchaser, and “Party” means any of them.

(46)
“Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

(47)	“Permitted Encumbrances” means:

(a)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations, except for liens, charges and privileges related to Taxes;

(b)
statutory liens, charges, adverse Claims, security interests or Encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to the asset or served on the Corporation or the Vendors pursuant to Applicable Law or that relate to obligations not due or delinquent, except for statutory liens, charges, adverse Claims, security interests or Encumbrances related to Taxes;

(c)
assignments of insurance provided to landlords or their mortgagees or hypothecary creditors pursuant to the terms of any lease and liens or rights reserved in any lease for rent or for compliance with the terms of that lease;

(d)	security given in the Ordinary Course to any public utility or Government Authority in connection with the operations of the Business, other than security for borrowed money;

(e)
the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property concerned or materially impair its use in the operation of the Business; and

(f)	the Permitted Encumbrances described in Schedule 12.

(48)
“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a joint venture, a trust, an association, an unincorporated organization, a Governmental Authority, an executor or administrator or other legal or personal representative, or any other juridical entity.

(49)
“Personal Information” means any information in the possession, custody or control of the Corporation about an identifiable individual, and for greater certainty includes all such information which falls within the definition of “personal information” in any personal information protection law of Canada, or any province or territory thereof to which the Corporation is subject.

(50)	“Personal Property” has the meaning attributed to that term in Section 5.2(9).

(51)
“Post-Closing Period” means the taxation period of the Corporation that is deemed pursuant to subsection 249(4) of the Tax Act to commence at the time Purchaser acquires control of the Corporation and each subsequent taxation period.

(52)	“Pre-Closing Period” means any taxation period that is not a Post-Closing period.

(53)	“Purchase Price” has the meaning attributed to that term in Section 2.2.

(54)	“Purchase Price Shares” means 12,000,000 Common Shares at a deemed price of $0.12 per Common Share.

(55)	“Purchased Shares” means all of the issued and outstanding shares in the capital of the Corporation as set out in Schedule 2.

(56)	“Real Property” includes real property and all Appurtenances;

(57)	“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

(58)	“Royalty Agreement” means the royalty agreement between the Corporation and the Vendors to be dated the Closing Date, substantially in the form attached hereto as Schedule 1.

(59)
“Tax Act” or any reference to a specific provision thereof means the Income Tax Act (Canada) and legislation of any legislature of any province or territory of Canada and any regulations thereunder in force of like or similar effect.

(60)
“Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof (including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, valued-added, excise, stamp, withholding, premium, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, surtaxes, customs duties and import and export taxes, licence, franchise and registration fees and employment insurance, health insurance and Canada and other government pension plan premiums or contributions), and “Tax” has a corresponding meaning.

(61)
“Tax Return” means all returns, declarations, designations, forms, schedules, reports and other documents of every nature whatsoever required to be filed with any Governmental Authority with respect to any Taxes.

(62)	“Technology” has the meaning attributed to that term in Section 5.2(15)

(63)	“Third Party Claim” has the meaning attributed to that term in Section 9.6(1).

(64)	“Transactions” means the transactions contemplated by this Agreement.

(65)	“Transmission” has the meaning attributed to that term in Section 11.15(1).

(66)	“Vendor’s Shares” means, with respect to a Vendor, the number of the Purchased Shares set out opposite that Vendor’s name in Schedule 2.

(67)	“Voluntary Escrow Agreement” means the agreement to be entered into between the Vendors, Davis LLP, as escrow agent and the Purchaser in substantially the form attached as Schedule 19.

1.2           Construction.  This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

1.3           Certain Rules of Interpretation. In this Agreement:

(a)
the division into Articles and Sections and the insertion of headings and the Table of Contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(b)	the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(c)	unless specified otherwise or the context otherwise requires:

(i)	references to any Article, Section or Schedule are references to the Article or Section of, or Schedule to, this Agreement;

(ii)
“including” or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii)	“the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(iv)	references to Contracts are deemed to include all present and future amendments, supplements, restatements and replacements to those Contracts;

(v)
references to any legislation, statutory instrument or regulation or a section thereof, unless otherwise specified, is a reference to the legislation, statutory instrument, regulation or section as amended, restated and re-enacted from time to time;

(vi)	words in the singular include the plural and vice-versa and words in one gender include all genders.

1.4           Knowledge.  In this Agreement, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant Representatives of the Party and, in the case of the knowledge of the Vendors, of all relevant Representatives of the Corporation.

1.5           Currency and Payment.  In this Agreement, unless specified otherwise references to dollar amounts or “$” are to Canadian dollars.

1.6           Accounting Terms.  In this Agreement, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

1.7           Schedules.  The following Schedules are attached to and form part of this Agreement:

Schedule 1	Royalty Agreement
Schedule 2	Capital of Corporation
Schedule 3	Customer and Supplier Information
Schedule 4	Directors and Officers
Schedule 5	Employee Matters
Schedule 6	Environmental Matters
Schedule 7	Extra-Provincial and Foreign Jurisdictions
Schedule 8	Insurance Policies
Schedule 9	Litigation
Schedule 10	Material Contracts and Other Contracts
Schedule 11	Permits
Schedule 12	Permitted Encumbrances
Schedule 13	Personal Property Matters
Schedule 14	Regulatory Approvals
Schedule 15	Third Party Approvals
Schedule 16	Form of Opinion of Purchaser's Counsel
Schedule 17	Form of Opinion of Vendors’ Counsel
Schedule 18	Form of Resignation and Release
Schedule 19	Form of Voluntary Escrow Agreement

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1           Agreement to Purchase and Sell.  Subject to the terms and conditions of this Agreement, at the Closing Time the Vendors shall sell to the Purchaser and the Purchaser shall purchase from the Vendors, the Purchased Shares, constituting all of the issued and outstanding shares in the capital of the Corporation, free and clear of all Encumbrances.

2.2           Purchase Price.  Subject to the terms and conditions of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid by the Purchaser to the Vendors for the Purchased Shares shall be $1,440,000.

2.3           Payment of Purchase Price

(a)	The Purchaser shall pay and satisfy the Purchase Price as to the entire amount of $1,440,000 by the issue and delivery to the Vendors of the Purchase Price Shares at the Closing Time.

(b)	The Purchase Price shall be paid and delivered to the Vendors as set out in the following table:

Name	Number of Purchased Shares	Number of Purchase Price Shares (Deemed Price)
| | | | | | | | | | | | | | | | | | | | |	240 class “A” shares	2,880,000 ($345,600)
| | | | | | | | | | | | | | | | | |	240 class “A” shares	2,880,000 ($345,600)
| | | | | | | | | | | | | | | | | |	240 class “A” shares	2,880,000 ($345,600)
| | | | | | | | | | | | | | | | | |	110 class “A” shares	1,320,000 ($158,400)
| | | | | | | | | | | | | | | |	100 class “A” shares	1,200,000 ($144,000)
| | | | | | | | | | | | | |	10 class “A” shares	120,000 ($14,400)
| | | | | | | | | | | | | |	60 class “A” shares	720,000 ($86,400)
TOTAL	1000 class “A” shares	12,000,000 ($1,440,000)

2.4           Section 85 Rollover.  The Parties agree that the transfer of Purchased Shares hereunder shall be made pursuant to the provisions of section 85 of the Tax Act such that the “agreed amount” for the transfer of the Purchased Shares shall be the Vendors’ respective adjusted cost base thereof and each Party agrees to execute, deliver and file such deeds, documents, election forms and the like as may be necessary to effect the same including, without limiting to the generality of the foregoing, the execution, delivery and filing of joint elections in the prescribed form and within the time required under the provisions of section 85 of the Tax Act.

2.5           Royalty Agreement.  As additional consideration and as an inducement to the Vendors to enter into this Agreement, the Purchaser shall cause the Corporation to enter into the Royalty Agreement with the Vendors on the Closing Date.

2.6           Voluntary Escrow Agreement.  As additional consideration and as an inducement to the Purchaser to enter into this Agreement, the Vendors shall enter into the Voluntary Escrow Agreement with the Purchaser on the Closing Date.

ARTICLE 3
CLOSING ARRANGEMENTS

3.1           Closing.  Subject to the satisfaction or waiver of the conditions set out in Article 4, the Closing shall take place at the Closing Time at the offices of Davis LLP, Suite 1000, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1 or at such other place as may be agreed to by the Vendors and the Purchaser.  All deliveries listed in Section 3.2 or Section 3.3 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.  Subject to the provisions of Article 10, failure to consummate the Transaction on the date determined pursuant to this Section 3.1 will not result in the termination of this Agreement and will not relieve either Party of any obligation under this Agreement.

3.2           Vendors’ Closing Deliveries.  At the Closing, the Vendors shall deliver or cause to be delivered to the Purchaser (in the case of item (c) below, at the premises of the Corporation) the following:

(a)
certificates representing the Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances, consents and other documents as the Purchaser may reasonably request to effectively transfer to the Purchaser title to the Purchased Shares free and clear of all Encumbrances;

(b)	original share registers, share transfer ledgers, minute books and corporate seals (if any) of the Corporation;

(c)	all other Books and Records;

(d)	the Royalty Agreement;

(e)
a certified copy of a resolution of the board of directors of the Corporation consenting to the transfer of the Purchased Shares from the Vendors to the Purchaser as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Corporation;

(f)	written resignations and releases of all of the directors and officers of the Corporation with effect from the Closing Date, substantially in the form attached as Schedule 18;

(g)	in respect of the Corporation:

(i)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation; and

(ii)	a certificate of incumbency;

(h)	a certificate of the Vendors confirming that the Corporation has no debts as at the Closing Time other than debts agreed to in writing by the Purchaser;

(i)	a certificate of the Vendors confirming that the conditions set out in Section 4.1 have been satisfied;

(j)	the Voluntary Escrow Agreement, duly executed;

(k)	a receipt for the Purchase Price Shares issued at Closing;

(l)
a legal opinion of Vendors’ counsel, addressed to Purchaser, as to the enforceability of the Transaction documents delivered at Closing, which opinion shall be in the form and substance satisfactory to Purchaser, acting reasonably; and

(m)
such other documentation as the Purchaser may reasonably request in order to establish the completion of the Transactions and the taking of all corporate proceedings in connection with the Transactions (as to certification and otherwise), in each case in form and substance satisfactory to the Purchaser, acting reasonably.

3.3           Purchaser’s Closing Deliveries.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendors the following:

(a)	certificates representing the Purchase Price Shares issued to the individuals and for the number of Common Shares specified in Section 2.3;

(b)	receipts for the certificates representing the Purchased Shares;

(c)
a certified copy of a resolution of the board of directors of the Purchaser approving the purchase from the Vendors of the Purchased Shares and the issuance of the Purchase Price Shares as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered to the Vendors;

(d)	in respect of the Purchaser:

(i)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation; and

(ii)	a certificate of incumbency;

(e)	a certificate of the Purchaser confirming that the conditions set out in Section 4.2 have been satisfied;

(f)	the Royalty Agreement, substantially in the form attached hereto as Schedule 1;

(g)
a favourable opinion of the Purchaser’s Counsel, addressed to the Vendors and dated the Closing Date, in form and substance satisfactory to the Vendors, acting reasonably, as to the matters described in Schedule 17; and

(h)
such other documentation as the Vendors may reasonably request in order to establish the completion of the Transactions and the taking of all corporate proceedings in connection with the Transactions (as to certification and otherwise), in each case in form and substance satisfactory to the Vendors, acting reasonably.

ARTICLE 4
CONDITIONS OF CLOSING

4.1           Purchaser’s Conditions.

(1)
The Purchaser shall be obliged to complete the Transactions only if each of the following conditions precedent has been satisfied in full at or before the Closing Time (each of which conditions precedent is acknowledged to be for the exclusive benefit of the Purchaser):

(a)	the board of directors of the Corporation shall have approved the Transaction;

(b)	the Purchaser shall have completed and be satisfied, in its sole discretion, with its due diligence with respect to the business, Assets, financial condition and corporate records of the Corporation;

(c)	the Corporation shall have prepared and delivered to the Purchaser the Financial Statements;

(d)
all of the representations and warranties of the Vendors made in or pursuant to this Agreement shall be true and correct as at the Closing Time with the same effect as if made at and as of the Closing Time (except as those representations and warranties may be affected by events or transactions (i) expressly permitted by this Agreement, (ii) resulting from the entering of this Agreement that are not Materially Adverse and arise in the Ordinary Course of the Business, or (iii) approved in writing by the Purchaser);

(e)
the Vendors shall have complied with or performed all of the obligations, covenants and agreements under this Agreement to be complied with or performed by the Vendors at or before the Closing Time, including the Closing deliveries specified in Section 3.2, to the satisfaction of the Purchaser, acting reasonably;

(f)	all Approvals described in Schedule 15 shall have been obtained, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(g)	all other Approvals required from all relevant Governmental Authorities to permit the completion of the Transactions shall have been obtained;

(h)	all of the Personal Property Leases shall have been assumed by the Purchaser and/or paid out at the Closing Time;

(i)	all documentation relating to the Transaction is satisfactory to the Purchaser, acting reasonably;

(j)
there shall be no injunction or restraining order issued preventing, and no pending or threatened Claim, against any Party, for the purpose of enjoining or preventing, the completion of the Transactions or otherwise claiming that this Agreement or the completion of the Transactions is improper or would give rise to a Claim under any Applicable Law;

(k)	no Applicable Law shall have been enacted, introduced or announced which may have a Material Adverse Effect;

(l)	there shall have been no Material Adverse Change since the Financial Statements Date;

(m)	the Voluntary Escrow Agreement shall have been duly executed and delivered by the Vendors.

4.2           Vendors’ Conditions.

(1)
The Vendors shall be obliged to complete the Transactions only if each of the following conditions precedent has been satisfied in full at or before the Closing Time (each of which conditions precedent is acknowledged to be for the exclusive benefit of the Vendors):

(a)	the board of directors of the Purchaser shall have approved the Transaction;

(b)
all of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time with the same effect as if made at and as of the Closing Time (except as those representations and warranties may be affected by events or transactions expressly permitted by or resulting from the entering of this Agreement);

(c)
the Purchaser shall have complied with or performed all of the obligations, covenants and agreements under this Agreement to be complied with or performed by the Purchaser at or before the Closing Time, including the Closing deliveries specified in Section 3.3, to the satisfaction of the Vendors, acting reasonably;

(d)	all Approvals described in Schedule 15 shall have been obtained, in each case in form and substance satisfactory to the Vendors, acting reasonably;

(e)	all other Approvals required from all relevant Governmental Authorities to permit the completion of the Transactions shall have been obtained;

(f)	all documentation relating to the Transaction is satisfactory to the Vendors, acting reasonably;

(g)
there shall be no injunction or restraining order issued preventing, and no pending or threatened Claim against any Party for the purpose of enjoining or preventing, the completion of the Transactions or otherwise claiming that this Agreement or the completion of the Transactions is improper or would give rise to a Claim under any Applicable Law;

(h)	no Applicable Law shall have been enacted, introduced or announced which may have a Material Adverse Effect; and

(i)	the Corporation shall have entered into the Royalty Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1           Representations and Warranties of the Vendors.  The Vendors each severally represent and warrant to the Purchaser as to himself (and not as to the other Vendors) as follows and acknowledges that the Purchaser is relying on these representations and warranties in connection with its purchase of the Purchased Shares and that the Purchaser would not purchase the Purchased Shares without these representations and warranties:

(1)
Enforceability.  This Agreement has been duly executed and delivered by him and (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of him enforceable against him in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.  Each of the contracts, agreements and instruments required by this Agreement to be delivered by him will at the Closing Time have been duly executed and delivered by him and (assuming due execution and delivery by the other parties thereto) will be enforceable against him in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(2)
Ownership of Vendors’ Shares.  He is the registered and beneficial owner of all the Purchased Shares set out opposite his name in Schedule 2, with good and marketable title thereto, free and clear of all Encumbrances, and has the exclusive right to dispose of the Vendor’s Shares as provided in this Agreement.  None of the Vendor’s Shares is subject to (i) any Contract or restriction which in any way limit or restrict the transfer to the Purchaser of the Vendor’s Shares other than the transfer restrictions in the Corporation’s articles; and (ii) any voting trust, pooling agreement, shareholder agreement, voting agreement or other Contract, arrangement or understanding with respect to the voting of the Vendor’s Shares (or any of them) other than as set out in Schedule 3, true, accurate and complete copies of which, or where the Contracts, arrangements or understandings are oral, true, accurate and complete summaries of the terms of which, have been provided to the Purchaser.  At or prior to the Closing Time, all those Contracts and restrictions will have been complied with or terminated and evidence of that compliance or termination in form and substance satisfactory to the Purchaser will have been provided to the Purchaser.  On completion of the Transactions, he will have no ownership interest in the Corporation, whether direct or indirect, actual or contingent, and the Purchaser shall have good title to the Vendor’s Shares, free and clear of all Encumbrances other than Encumbrances granted by the Purchaser.

(3)
No Other Agreements to Purchase.  No Person other than the Purchaser has any Contract or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a Contract for the purchase or acquisition from that Vendor of any of the Purchased Shares.

(4)
Bankruptcy.  He is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of his creditors or a proposal in bankruptcy to his creditors or any class thereof, and no petition for a receiving order has been presented in respect of him.  He has not initiated proceedings with respect to a compromise or arrangement with his creditors.  No receiver or interim receiver has been appointed in respect of him or any of his undertakings, property or Assets (including the Purchased Shares) and no execution or distress has been levied on any of his undertakings, property or Assets (including the Purchased Shares), nor have any proceedings been commenced in connection with any of the foregoing.

(5)
Litigation.  There are no Claims (whether or not purportedly on his behalf) pending or outstanding or, to his knowledge, threatened against him which could affect the Purchased Shares or his  ability to perform his  obligations under this Agreement.  To his knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(6)	Residence. He is not a non-resident of Canada for purposes of the Tax Act.

5.2           Representations and Warranties of the Vendors Relating to the Corporation.  The Vendors jointly and severally represent and warrant to the Purchaser as follows and acknowledge that the Purchaser is relying on these representations and warranties in connection with its purchase of the Purchased Shares.

(1)
Organization and Status.  The Corporation is duly incorporated and organized, and is validly subsisting, under the laws of Alberta and is up-to-date in the filing of all corporate and similar returns under the laws of that jurisdiction.  The Corporation is duly registered, licensed or qualified as an extra-provincial or foreign corporation, is in good standing and up-to-date in the filing of all corporate and similar returns, under the laws of the jurisdictions set out in Schedule 7.  The jurisdictions set out in Schedule 7 are the only jurisdictions in which the nature of the Business makes the registration, licensing or qualification necessary.  The Corporation is a “private issuer” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions.

(2)	Corporate Power. The Corporation has all necessary corporate power and authority to own, lease and operate its Assets and properties and to carry on the Business as now being conducted by it.

(3)
Authorized and Issued Capital.  Schedule 2 sets out the authorized and issued shares of the Corporation, the names of the Persons who are shown on the securities register of the Corporation as the holder of any of the shares, the names of the Persons who are the beneficial owners of any of the shares, and the number and class of shares held or owned, as the case may be, by each Person.  All of the shares indicated in Schedule 2 as being issued and outstanding have been validly issued and are outstanding as fully paid and non-assessable shares, and were not issued in violation of the pre-emptive rights of any Person or any Contract or Applicable Law by which the Corporation was bound as the time of the issuance.  There are no shareholders agreements, voting trusts, pooling agreements or other Contracts, arrangements or understandings in respect of the voting of any of the shares of the Corporation other than as set out in Schedule 10.  True, accurate and complete copies of the Constating Documents (including all Contracts, arrangements and understandings set out in Schedule 10) and other organizational documents of the Corporation, or where those Contracts, arrangements or understandings are oral, true, accurate and complete written summaries of their terms, have been provided to the Purchaser.

(4)
Options.  No Person has any Contract or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a Contract, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any issued or un-issued shares or other securities of the Corporation.

(5)
Absence of Conflict.  The execution, delivery and performance of this Agreement by the Vendors and the completion of the Transactions will not (whether after the passage of time or notice or both), result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligations, under:

(i)	any Contract to which the Corporation is a party or by which the Business or any of the Assets is bound or affected;

(ii)	any provision of the Constating Documents or resolutions of the board of directors (or any committee thereof) or shareholders of the Corporation;

(iii)	any judgement, decree, order or award of any Governmental Authority having jurisdiction over the Corporation;

(iv)	any Approval issued to or held by, the Corporation or held for the benefit of or necessary to the operation of, the Corporation or the Business; or

(v)	any Applicable Law;

(b)	the creation or imposition of any Encumbrance over any of the Assets; or

(c)	the requirement of any Approval from any of its creditors.

(6)
Conduct of Business.  The Corporation has complied with, and has conducted and is conducting the Business in compliance with, all Applicable Laws.  The Business is the only business operation carried on by the Corporation and the Assets are sufficient to permit the continued operation of the Business in substantially the same manner as conducted in the one year preceding the date of this Agreement.  During the two year period preceding the date of this Agreement, there has not been any significant interruption of operations (being an interruption of more than one day) of the Business due to inadequate maintenance of any of the Assets.

(7)
Subsidiaries.  The Corporation does not own and does not have any Contracts of any nature to acquire, directly or indirectly, any Equity Interests in any Person and the Corporation does not have any Contracts to acquire by any manner whatsoever or lease any other business operations.

(8)
Bankruptcy.  The Corporation is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it.  The Corporation has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.  No receiver or interim receiver has been appointed in respect of the Corporation or any of the Assets and no execution or distress has been levied on any of the Assets, nor have proceedings been commenced in connection with any of the foregoing.

(9)	Real Property. The Corporation does not have any interest in any Real Property.

(10)
Title to Other Property.  The Corporation has good and marketable title to all the Assets, free and clear of any and all Encumbrances other than the Permitted Encumbrances. Schedule 13 is a true, accurate and complete list of all locations where the Assets are situated, including a brief description of such of the Assets situated at each location.  All of the Assets used by the Corporation are free of defects (patent or latent), in good operating condition and in a state of good repair and maintenance.

(11)
Personal Property.  Schedule 13 is a true, accurate and complete list of each item of machinery, equipment, furniture, motor vehicles and other personal property owned or leased by the Corporation (including those in possession of third parties) which had a book value in the accounting records of the Corporation determined in accordance with GAAP, at the date of the Corporation’s most recently completed financial year, of more than $50,000 or is otherwise Material to the Business (the “Personal Property”).

(12)
Personal Property Leases.  Schedule 13 is a true, accurate and complete list of all equipment leases, chattel leases, rental agreements, conditional sales agreements and similar agreements relating to any of the Assets (the “Personal Property Leases”) and identifies those Personal Property Leases that cannot be terminated by the Corporation without liability at any time on less than 30 days’ notice or that involve payment by it in the future of more than $50,000.  All of the Personal Property Leases were entered into by the Corporation in the Ordinary Course.  True, accurate and complete copies of all Contracts set out in Schedule 10, or where those Contracts are oral, true, accurate and complete summaries of their terms, have been provided to the Purchaser.

(13)	Inventory. The Corporation does not have any inventories.

(14)
Accounts Receivable.  All Accounts Receivable are bona fide and good and have been incurred in the Ordinary Course.  Subject to an allowance for doubtful accounts that has been reflected on the books of the Corporation in accordance with GAAP, all Accounts Receivable are collectible at their full face value in the Ordinary Course without set-off or counterclaim.  None of the Accounts Receivables is due from an Affiliate of the Corporation or from either of the Vendors or any employee of the Corporation.

(15)
Intellectual Property.  The technology identified in section 1.0 of the Frac Water Heating License Agreement (the “Technology”) has been duly licensed to the Corporation pursuant to the terms of the Frac Water Heating License Agreement, which agreement is in full force and effect.  Other than the Technology, the Corporation does not have any rights to any Intellectual Property or Information Technologies.

(16)
Insurance.  The Assets are covered by fire and other insurance with responsible insurers against such risks and in such amounts as are reasonable for prudent owners of comparable assets.  Schedule 8 sets out true, accurate and complete particulars of all insurance policies maintained by the Corporation (the “Insurance Policies”), specifying in each case, the name of the insurer, the risks insured against, the amount of the coverage, the policy number and any pending Claims thereunder.  No other insurance is necessary to the conduct of the Business or would be considered to be desirable by a prudent Person operating a business similar to the Business.  The Corporation is not in default, whether as to the payment of premiums or with respect to any other provision contained in any Insurance Policy and has not failed to give any notice or present any Claim under any Insurance Policy in a due and timely fashion.  The Vendors have no reason to believe that any of the Insurance Policies will not be renewed by the insurer on the scheduled expiry of the policy or will be renewed by the insurer only on the basis that there will be a material increase in premiums payable in respect of the policy.  True, accurate and complete copies of all Insurance Policies set out in Schedule 8 and of the most recent inspection reports, if any, received from insurance underwriters or others as to the condition of the Assets have been provided to the Purchaser.

(17)
No Expropriation.  None of the Assets have been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced and to the knowledge of the Vendors, there is not any intent or proposal to give any such notice or commence any such proceeding.

(18)	Material Contracts and Other Contracts. Except as set out in Schedule 10 and except as disclosed in any other Schedule to this Agreement, the Corporation is not a party to or bound by:

(a)	any distributor, sales, advertising, agency or manufacturer’s representative or similar Contract;

(b)
any continuing Contract for the purchase of materials, supplies, equipment or services which involves payment under that Contract of more than $50,000 except for purchases of inventories in the Ordinary Course of the Business on terms and conditions not more onerous than those usual and customary to the industry relating to the Business;

(c)
any employment or consulting Contract or any other written Contract with any officer, employee or consultant other than oral Contracts of indefinite hire terminable by the employer without cause on reasonable notice;

(d)
any trust indenture, mortgage, hypothec, promissory note, debenture, loan agreement, guarantee or other Contract for the borrowing of money or a leasing transaction of the type required to be capitalized in accordance with GAAP;

(e)
any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the liabilities, obligations, indebtedness, or commitments (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person (except for cheques endorsed for collection);

(f)	any Contract for charitable contributions or gifts of any of the Assets, other than donations in the Ordinary Course;

(g)	any Contract for capital expenditures in excess of $50,000 in the aggregate;

(h)	any Contract for the sale of any of the Assets or any part of the Business, other than sales of inventories to customers in the Ordinary Course;

(i)
any confidentiality, secrecy or non-disclosure Contract (whether the Corporation is a beneficiary or obligor thereunder) relating to any proprietary or confidential information or any non-competition or similar Contract;

(j)
any Contract to which the Corporation is a party or by which the Corporation or any of the Assets are bound or attached made in the Ordinary Course which involves or may reasonably involve the payment to or by the Corporation in excess of $50,000 over the term of the Contract (a “Material Contract”);

(k)	any Contract that expires, or may expire if it is not renewed or extended at the option of any Person other than the Corporation, more than one year after the date of this Agreement;

(l)	any Contract which Materially adversely affects or which could Materially adversely affect the Business or any of the Assets or is or could be Materially burdensome to it;

(m)	any Contract entered into by the Corporation other than in the Ordinary Course; or

(n)
true, accurate and complete copies of all Contracts set out in Schedule 10, or where those Contracts are oral, true, accurate and complete summaries of their terms, have been provided to the Purchaser.

(19)
No Default Under Contracts.  The Corporation has performed all of the Material obligations required to be performed by it and is entitled to all benefits under, and is not in default or alleged to be in Material default in respect of, any Contract relating to the Business or the Assets (including the Contracts referred to in any Schedule to this Agreement), to which it is a party or by which it is bound or affected.  All such Contracts are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a Material default under any such Contract.  There is no Material dispute between the Corporation and any other party under any such Contract.  Except as disclosed in the Schedules to this Agreement, none of such Contracts contain terms under which the execution or performance of this Agreement would give any other contracting party the right to terminate or adversely change the terms of that Contract or otherwise require the consent of any other Person.  None of those Contracts have been assigned, or if applicable subleased, in whole or in part.

(20)
Permits.  The Corporation has complied with all Applicable Laws in respect of the Business of the Corporation.  Schedule 11 sets out a true, accurate and complete list of Permits issued to or held by or for the benefit of the Corporation, and there are no other Permits necessary to conduct the Business or to own, lease or operate any of the Assets.  No such Permit contains any burdensome term, provision, condition, limitation which has or is likely to have any Material Adverse Effect on the Business.  Each such Permit is valid, subsisting and in good standing.  The Corporation is not in Material default or in Material breach of the terms of any Permit and, to the knowledge of the Vendors, no Claim is pending or threatened to revoke or limit any Permit.  True, accurate and complete copies of all Permits set out in Schedule 11 (as amended to date) have been provided to the Purchaser.

(21)	Regulatory and Third Party Approvals.

(a)
There is no requirement to make any filing with, give any notice to or obtain any Permit as a condition to the lawful completion of the Transactions contemplated by this Agreement or to permit the Corporation to conduct the Business after Closing as the Business is currently conducted by the Corporation, except for the filings, notifications and Permits described in Schedule 14 or that relate solely to the identity of the Purchaser or the nature of any business carried on by the Purchaser.

(b)
There is no requirement under any Contract relating to the Business, the Assets or the Corporation to which either a Vendor or the Corporation is a party or by which the Business, the Assets or the Corporation is bound or affected for any Approvals from any party to that Contract or from any other Person relating to the completion of the Transactions except for the Approvals described in Schedule 15.

(22)
Financial Statements.  The Financial Statements will be prepared, in accordance with GAAP consistently applied throughout the periods indicated and will fairly, completely and accurately present the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation as at the respective dates indicated and the sales, earnings and results of operations of the Corporation throughout the periods indicated.

(23)
Projections.  All projections, including forecasts, budgets, pro formas and business plans provided to the Purchaser were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the Business.

(24)
Books and Records.  The Books and Records fairly present and disclose the financial position of the Corporation as at the date of this Agreement and all financial transactions of the Corporation have been accurately recorded in the Books and Records.  The system of internal accounting controls is sufficient to provide reasonable assurances that transactions are executed in accordance with management’s general or specific authorization and that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets.

(25)
Corporate Records.  The minute books of the Corporation contain true, accurate and complete records of all of its Constating Documents and of every meeting, resolution and corporate action taken by the shareholders, the board of directors and every committee of either of them.  No meeting of shareholders, the board of directors or any committee of either of them has been held for which minutes have not been prepared and are not contained in those minute books.  The share certificate book, register of shareholders, register of directors and officers, securities register and register of transfer of the Corporation are true, accurate and complete in all material respects.

(26)
Undisclosed Liabilities.  The Corporation has no liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, and is not a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to the liabilities, obligations, indebtedness or commitments (whether accrued, absolute, contingent or otherwise) of any Person, that are not disclosed in the Financial Statements or disclosed in the Schedules to this Agreement, other than liabilities, obligations, indebtedness and commitments in respect of trade or business obligations incurred after the Financial Statements Date in the Ordinary Course, that do not exceed $20,000 in the aggregate and that are not Materially adverse to the Business or the Corporation.

(27)	Absence of Changes. Since the Financial Statements Date, the Corporation has carried on the Business and conducted its operations and affairs only in the Ordinary Course and the Corporation has not:

(a)	made or suffered any Material Adverse Change;

(b)	suffered any damage, destruction or loss (whether or not covered by insurance) affecting the Assets;

(c)
incurred any liability, obligation, indebtedness or commitment (whether accrued, absolute, contingent or otherwise, and whether due or to become due), other than unsecured current liabilities, obligations, indebtedness and commitments incurred in the Ordinary Course;

(d)
paid, discharged or satisfied any Encumbrance, liability, obligation, indebtedness or commitment of the Corporation (whether accrued, absolute, contingent or otherwise, and whether due or to become due) other than payment of accounts payable and Tax liabilities incurred in the Ordinary Course;

(e)
declared, set aside or paid any dividend or made any other distribution with respect to any shares in the capital of the Corporation or redeemed, repurchased or otherwise acquired, directly or indirectly any such shares;

(f)
declared, set aside or paid any bonus or any other distribution not in the Ordinary Course to any officer, employee, consultant or agent of the Corporation, except for the bonuses, distributions and payments set out in Schedule 5;

(g)	issued or sold or entered into any Contract for the issuance or sale of any shares in the capital of or securities convertible into or exercisable for shares in the capital of the Corporation;

(h)	suffered any labour trouble or disruption, including any strike or lock out, adversely affecting the Corporation;

(i)
made or granted any licence, sale, assignment, transfer, disposition, pledge, mortgage, hypothec or security interest or other Encumbrance on or over any of the Assets, other than sales of inventories to customers in the Ordinary Course;

(j)
made any write-down of the value of any inventories or any write-off as uncollectible of any Accounts Receivable or any portion thereof of the Corporation in amounts exceeding $20,000 in each instance or $50,000 in the aggregate;

(k)	cancelled any debts or Claims or made any amendment, termination or waiver of any rights of value to the Corporation in amounts exceeding $20,000 in each instance or $50,000 in the aggregate;

(l)
made any general increase in the compensation of employees of the Corporation (including, any increase pursuant to any Employee Plan or commitment), or any increase in any such compensation or bonus payable to any officer, employee, consultant or agent thereof (having an annual salary or remuneration in excess of $50,000) or the execution of any employment contract with any officer or employee (having an annual salary or remuneration in excess of $50,000), or the making of any loan to, or engagement in any transaction with, any employee, officer or director of the Corporation, except as disclosed in Schedule 5;

(m)	made any capital expenditures or commitments of the Corporation in excess of $100,000 in the aggregate;

(n)	made any forward purchase commitments in excess of the requirements of the Corporation for normal operating inventories or at prices higher than the current market prices;

(o)	made any forward sales commitments other than in the Ordinary Course or any failure to satisfy any accepted order for goods or services;

(p)	made any change in the accounting, costing or tax practices followed by the Corporation;

(q)	made any change adopted by the Corporation in its depreciation or amortization policies or rates;

(r)	made any change in the credit terms offered to customers of or by suppliers to the Corporation;

(s)	terminated, cancelled or modified in any Material respect or received any notice of a request for termination, cancellation or modification in any Material respect of any Material Contract; or

(t)	authorized or agreed to or otherwise committed to do any of the foregoing.

(28)	Taxes.

(a)
The Corporation has filed in the prescribed manner and within the prescribed times all Tax Returns required to be filed by it in all applicable jurisdictions before the Closing Date.  All such Tax Returns are complete and correct and disclose all Taxes required to be paid for the periods covered thereby.  The Corporation has never been required to file any Tax Returns with, and has never been liable to pay or remit Taxes to, any Governmental Authority outside Canada.  The Corporation has paid all Taxes and all instalments of Taxes due on or before the Closing Date.  The Vendors have furnished to the Purchaser true, complete and accurate copies of all Tax Returns and any amendments thereto filed by the Corporation since the commencement of its third most recently completed fiscal year and all notices of assessment and reassessment and all correspondence with Governmental Authorities relating thereto.

(b)	Adequate provision has been made for all Taxes of the Corporation for all Pre-Closing Periods.

(c)	Canadian federal and provincial income and capital tax assessments have been issued to the Corporation covering all periods up to and including its most recently completed fiscal year.

(d)
There are no audits, assessments, reassessments or other Claims in progress or, to the knowledge of a Vendor, threatened against the Corporation, in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written enquiries which have been issued or raised by any Governmental Authority relating to any such Taxes.  The Vendors are not aware of any contingent liability of the Corporation for Taxes or any grounds that could prompt an assessment or reassessment for Taxes, and the Corporation has not received any indication from any Governmental Authority that any assessment or reassessment is proposed.

(e)
The Corporation has not entered into any transactions with any non-resident of Canada (for the purposes of the Tax Act) with whom the Corporation was not dealing with at arm’s length (within the meaning of the Tax Act).  The Corporation has not acquired property from any Person in circumstances where the Corporation did or could have become liable for any Taxes payable by that Person.

(f)
There are no agreements, waivers or other arrangements with any Governmental Authority providing for an extension of time with respect to the issuance of any assessment or reassessment, the filing of any Tax Return, or the payment of any Taxes by or in respect of the Corporation.  The Corporation is not party to any agreements or undertakings with respect to Taxes.

(g)
The Corporation has paid all amounts required to be paid under the Canada Pension Plan and the Employment Insurance Act (Canada) or similar legislation in the other provinces and territories of Canada, and has withheld or collected and remitted in a timely manner to the relevant Governmental Authority all Taxes or other amounts required to be withheld or collected and remitted by it.  The Corporation has not received any requirement from any Governmental Authority pursuant to Section 224 of the Tax Act which remains unsatisfied in any respect.

(h)
None of Sections 80 to 80.04, both inclusive, of the Tax Act have applied or will apply to the Corporation at any time up to and including the Closing Date.  The Corporation does not have any unpaid amounts that may be required to be included in income under Section 78 of the Tax Act.

(i)
The Corporation is a registrant for purposes of the Excise Tax Act (Canada) (the “ETA”) and its registration number is 833654460.  All input tax credits claimed by the Corporation pursuant to the ETA have been proper, correctly calculated and documented. The Corporation has collected, paid and remitted when due all Taxes, including GST, collectible, payable or remittable prior to the Closing Date.

(j)	The Corporation keeps its Books and Records in compliance with section 230 of the Tax Act.

(29)
Litigation.  Except as described in Schedule 9, there are no Claims (whether or not purportedly on behalf of the Corporation) pending or, to the knowledge of the Vendors, threatened against or affecting, the Corporation or the Assets.  To the knowledge of the Vendors there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(30)	Directors and Officers. Schedule 4 is a true, accurate and complete list of the names and titles of all the officers and directors of the Corporation.

(31)
Non-Arm’s Length Transactions.  The Corporation has not made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other Person not dealing at arm’s length with the Corporation (within the meaning of the Tax Act), except as disclosed in Schedule 5 and except for usual employee reimbursements and compensation paid in the Ordinary Course.  Except for Contracts of employment, the Corporation is not a party to any Contract with any officer, director, employee, shareholder or any other Person not dealing at arm’s length with the Corporation (within the meaning of the Tax Act).  No officer, director or shareholder of the Corporation and no entity that is an Affiliate or Associate of one or more of those Persons:

(a)
owns, directly or indirectly, any interest in (except for shares representing less than one per cent of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor of the Business or the Corporation or a lessor, lessee, supplier, distributor, sales agent or customer of the Business or the Corporation;

(b)	owns, directly or indirectly, in whole or in part, any property that the Corporation uses in the operation of the Business; or

(c)
has any cause of action or other Claim whatsoever against, or owes any amount to, the Corporation in connection with the Business, except for any liabilities reflected in the Financial Statements and Claims in the Ordinary Course, such as for accrued vacation pay and accrued benefits under the Employee Plans.

(32)	Environmental.

(a)
Except as described in Schedule 6, the Corporation has been and is in compliance with all Applicable Laws, including orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of any deleterious substances or good, hazardous, corrosive or toxic substances or materials, special wastes, wastes or any other substances, the storage, disposal, discharge, treatment, remediation or release into the environment of which is prohibited, controlled or regulated (“Hazardous Substances”).

(b)
The Corporation has obtained all Permits under Environmental Laws (the “Environmental Permits”) required for the operation of the Business, all of which are described in Schedule 11.  Each Environmental Permit is valid, subsisting and in good standing and the Corporation is not in default or breach of any Environmental Permit and no proceeding is pending or threatened, to revoke or limit any Environmental Permit.

(c)
The Corporation has not used or permitted to be used, except in compliance with all Environmental Laws, any of the Assets (including the Leased Property) or facilities or any property or facility that it has at any time owned, occupied, managed, or controlled or in which it has at any time had a legal or beneficial interest to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance.

(d)
The Corporation has never received any notice of, nor been prosecuted for an offence alleging non-compliance with any Environmental Laws, and neither the Vendors nor the Corporation has settled any allegation of non-compliance short of prosecution.  There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Business or any of the Assets, nor has the Corporation received notice of any of such orders or directions.

(e)
Except as disclosed in Schedule 6, to the knowledge of the Vendors there are no pending or proposed changes to Environmental Laws that would render illegal or restrict or make more costly the service provided by the Corporation.

(f)
The Corporation has not caused or permitted, and the Vendors do not have any knowledge of, the release, in any manner whatsoever, of any Hazardous Substance on or from any of the Assets or any property or facility that the Corporation previously owned or leased, except in accordance with Environmental Laws, or any such release on or from a facility owned or operated by third parties but with respect to which the Corporation is or may reasonably be alleged to have liability.  All Hazardous Substances and all other wastes and other materials and substances used in whole or in part by the Corporation or resulting from the Business have been disposed of, treated and stored in compliance with all Environmental Laws.  Schedule 6 is a true, accurate and complete list of all of the locations where Hazardous Substances used in whole or in part by the Corporation have been or are being stored or disposed of.

(g)
The Corporation has not received any notice that it is potentially responsible for any clean-up or corrective action under any Environmental Laws at any site.  The Corporation has not received any request for information in connection with any federal, provincial, municipal or local inquiries as to disposal sites.

(h)
True, accurate and complete copies of all documents, including any certificates or reports, issued, filed or registered, pursuant to applicable contaminated sites legislation with respect to the Business or the Assets have been provided to the Purchaser.

(i)
The Corporation has not conducted any environmental audits, evaluations, assessments, studies or tests relating to the Corporation or to any facility or property which the Corporation has at any time owned, occupied, leased, managed or controlled or in which it has at any time had a legal or beneficial interest.

(33)	Employee Plans. The Corporation has never had and does not currently have any Employee Plans in place.

(34)	Labour Matters.

(a)	Except as set forth in Schedule 5:

(i)
the Corporation has not entered into or is a party to, either directly or by operation of law, any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association or organization that may qualify as a trade union or association, contingent or otherwise, which would cover any employees or dependent contractors of the Corporation; and

(ii)
the employees of the Corporation are not subject to any collective agreements or letters of understanding, letters of intent or other written communication with any trade union or association or organization that may qualify as a trade union or association, contingent or otherwise, and are not, in their capacities as employees, represented by any trade union or association or organization that may qualify as a trade union or association.

(b)
There are no controversies, labour disturbances, investigations, proceedings or complaints pending or, to the knowledge of the Vendors, threatened, by any Governmental Authority or between the Corporation and any employees or one or more parties representing any of those employees before any court, employment standards branch or tribunal or human rights tribunal.  The Corporation is not liable for any arrears of wages, penalties or Taxes for failure to comply with any of the foregoing.

(c)
To the knowledge of the Vendors, there are no organizational efforts currently being made, threatened by or on behalf of, any trade union or association or organization that may qualify as a trade union or association with respect to the employees of the Corporation.  The Corporation has not experienced a work stoppage, strike, lock out or other labour disturbance within the past three years and there is no work stoppage, strike, lock-out or other labour disturbance currently occurring or threatened.

(35)	Employees. Schedule 5 contains a true, accurate and complete list of the names of all individuals who are employees or sales or other agents or representatives of the Corporation specifying:

(a)
with respect to the hourly employees, the rate of hourly pay, seniority and date of hire and whether or not the employee is absent for any reason such as lay off, leave of absence, salary, insurance or workers’ compensation; and

(b)
with respect to salaried employees (whether or not the employee is absent for any reason such as lay off, leave of absence, salary, insurance or workers’ compensation) and sales or other agents or representatives, the length of service, age, title, rate of salary and commission structure for each such employee, agent or representative.

No notice has been received by the Corporation of any complaint filed by any of the employees against the Corporation instituting a proceeding or claiming that the Corporation has violated the Employment Standards Code (Alberta) (or any applicable employee or human rights or similar legislation in the other jurisdictions in which the Business is conducted or the Corporation operates) or of any complaints or proceedings of any kind involving the Corporation.  There are no outstanding orders or charges against the Corporation under the Workers Compensation Act (Alberta) (or any applicable health and safety legislation in the other jurisdictions in which the Business is conducted).  All levies, assessments and penalties made against the Corporation pursuant to the Workers Compensation Act (Alberta) (and any applicable workers’ compensation legislation in the other jurisdictions in which the Business is conducted) have been paid by the Corporation and the Corporation has not been reassessed under any such legislation during the past two years.

(36)
Employee Accruals.  All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canada pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the Books and Records.

(37)
Customers and Suppliers. Schedule 3 lists the ten largest customers (by gross profit) and the 10 largest suppliers (by dollar value) of the Corporation (or such additional customers or suppliers of the Corporation which are sufficient to constitute five percent or more of total sales or purchases, as the case may be) for the 12 month period ending immediately prior to the date of this Agreement, and the aggregate amount that each customer was invoiced and each supplier was paid during that period.  To the knowledge of the Vendors, neither the Corporation nor the Vendors have received notice of, and there is not, any intention on the part of any such customer to cease doing business with the Corporation or to modify or change in any material manner any existing arrangement with the Corporation for the purchase or supply of any products or services.  The relationships of the Corporation with each of its principal suppliers and customers are satisfactory, and there are no unresolved disputes with any such supplier or customer.  No Contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that Contract.  There has been no termination or cancellation of, and no modification or change in, the Corporation’s business relationship with any major customer or group of major customers.  The Corporation has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Corporation will not continue after the Closing Date in substantially the same manner as prior to the date of the Agreement.

(38)
Inter-Company Services.  There are no Material inter-company services provided to the Corporation by any Affiliate of the Vendors, other than those provided in accordance with the terms of a Contract disclosed in Schedule 10.

(39)
Warranties.  Except as required by Applicable Law and as set out in the Frac Water Heating License Agreement and warranties provided by suppliers of products to the Corporation, no service rendered by or on behalf of the Corporation is subject to any guarantee, warranty or other indemnity, express or implied.

(40)
Personal Information Laws.  The Corporation is in compliance with the Material requirements of all Applicable Laws relating to its collection, use and disclosure of Personal Information, including the establishment and observance of written policies and practices.  No complaint relating to the Corporation’s alleged non-compliance with any such Applicable Law has been found by any Governmental Authority to be well-founded, no order or judgment has been made against the Corporation by any Governmental Authority based on any finding of non-compliance with any such Applicable Law, and no unresolved complaint or other proceeding relating to any such alleged non-compliance is now pending by or before any Governmental Authority.

(41)
No Predecessors.  No corporation has been merged with the Corporation, by amalgamation, dissolution, arrangement or otherwise, in such a manner that the Corporation is or may become liable for any liabilities (contingent or otherwise) of any kind whatsoever of that corporation.

(42)
No Finder’s Fees.  The Vendors and the Corporation have not taken and will not take any action that would cause the Purchaser or the Corporation to become liable to any Claim for a brokerage commission, finder’s fee or other similar arrangement.

(43)
Full Disclosure.  Neither this Agreement or any other contract, agreement, instrument, certificate or other document required to be delivered by or otherwise to be delivered pursuant to this Agreement by the Vendors or by the Corporation nor any certificate, report, statement or other document furnished by the Vendors or the Corporation in connection with the negotiation of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein not misleading.  There has been no event, transaction or information that has come to the attention of the Vendors or the Corporation that has not been disclosed to the Purchaser in writing that could reasonably be expected to have a Material Adverse Effect.

5.3           Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying on these representations and warranties in connection with the sale by the Vendors of the Purchased Shares:

(1)
Organization and Corporate Power.  The Purchaser is a corporation duly incorporated and organized, and is validly subsisting, under the laws of Alberta and is up-to-date in the filing of all corporate and similar returns under the laws of that jurisdiction.  The Purchaser has all necessary corporate power and authority to acquire the Purchased Shares, to enter into this Agreement and to perform its obligations hereunder.

(2)
Authorization.  All necessary corporate action has been taken by or on the part of the Purchaser to authorize its execution and delivery of this Agreement and the contracts, agreements and instruments required by this Agreement to be delivered by it and the performance of its obligations hereunder and thereunder.

(3)
Enforceability.  This Agreement has been duly executed and delivered by the Purchaser and (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.  Each of the contracts, agreements and instruments required by this Agreement to be delivered by the Purchaser will at the Closing Time have been duly executed and delivered by it and (assuming due execution and delivery by the other parties thereto) will be enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(4)
Bankruptcy.  The Purchaser is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it.  The Purchaser has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.  No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

(5)
Consents and Approvals.  Except as set out in Schedule 14, there is no requirement for the Purchaser to make any filing with or give any notice to any Governmental Authority or to obtain any Permit, as a condition to the lawful completion of the Transactions.

(6)
Absence of Conflict.  The execution, delivery and performance by the Purchaser of this Agreement and the completion of the Transactions will not (whether after the passage of time or notice or both), result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation, under:

(i)	any Contract to which it is a party or by which any of its undertakings, property or assets is bound or affected;

(ii)	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

(iii)	any Approval issued to, held by or for the benefit of, the Purchaser;

(iv)	any Applicable Law; or

(b)	the requirement for any Approval from any creditor of the Purchaser.

(7)	Investment Canada. The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

(8)
No Finder’s Fees.  The Purchaser has not taken, and will not take, any action that would cause the Vendors to become liable to any Claim for a brokerage commission, finder’s fee or other similar arrangement.

5.4           Survival of Representations, Warranties and Covenants of the Vendors

(1)
The representations and warranties of the Vendors contained in this Agreement and in any contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, shall survive Closing and shall continue for the benefit of the Purchaser for the applicable limitation period notwithstanding the Closing, any investigation made by or on behalf of the Purchaser or any knowledge of the Purchaser, except that:

(a)
the representations and warranties set out in Sections 5.1(1), 5.1(2), 5.1(3), 5.1(4), 5.2(1) (insofar as it relates to the due incorporation and organization and the valid existence of the Corporation), 5.2(2), 5.2(3), 5.2(4) and 5.2(8) shall survive and continue in full force and effect without limitation of time;

(b)
the representations and warranties set out in Section 5.2(28) (and the corresponding representations and warranties set out in the Closing Certificates) shall survive Closing and continue in full force and effect until, but not beyond, the 180th day following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Tax legislation in respect of any taxation year to which those representations and warranties extend could be issued under that Tax legislation to the Corporation, provided the Corporation did not file any waiver or other document extending that period;

(c)
the representations and warranties set out in Section 5.2(32) (and the corresponding representations and warranties set out in the Closing Certificates) shall survive Closing and continue in full force and effect until, but not beyond the second anniversary of the Closing Date; and

(d)
the remainder of the representations and warranties set out in Sections 5.1 and 5.2 (and the corresponding representations and warranties set out in the Closing Certificates) shall survive Closing and continue in full force and effect until, but not beyond, the second anniversary of the Closing Date.

(2)
The covenants and other obligations of the Vendors contained in this Agreement and in any contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, to the extent that they have not been full performed at or prior to the Closing Time, shall survive Closing and shall continue for the benefit of the Purchaser for the applicable limitation period imposed by Applicable Law notwithstanding Closing.

(3)
Notwithstanding Sections 5.4(1), a Claim for any breach of any of the representations and warranties contained in this Agreement or in any contract, agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Applicable Law.

5.5           Survival of the Representations, Warranties and Covenants of the Purchaser

(1)
The representations and warranties of the Purchaser contained in this Agreement and in any contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive Closing and shall continue for the benefit of the Vendors until, but not beyond the second anniversary of the Closing Date.

(2)
The covenants and other obligations of the Purchaser contained in this Agreement and in any contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, to the extent that they have not been fully performed at or prior to the Closing Time, shall survive Closing and shall continue for the benefit of the Vendors for the applicable limitation period imposed by Applicable Law notwithstanding Closing.

(3)
Notwithstanding Section 5.5(1), a Claim for any breach of any of the representations and warranties contained in this Agreement or in any contract, agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Applicable Law.

5.6           Termination of Liability. After the times referred to in Sections 5.4 and 5.5 (as applicable), no Party shall have any liability or obligations to the other Party in respect of any inaccuracy in or breach of any representation or warranty contained in this Agreement and any contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, except for (and only to the extent of) any Claim in respect of which the other Party has provided notice to the Party making that representation and warranty in accordance with Section 9.6 prior to the expiry of those time limits, and in that event, only on the terms and conditions of and to the extent provided for in Section 8.4 and Article 9.

ARTICLE 6
COVENANTS

6.1           Exclusive Dealings.  During the Interim Period, the Vendors shall not, and shall cause the Corporation not to, take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchaser and its designated and authorized Representatives, concerning any sale, transfer or assignment of the Purchased Shares, any portion of the Business or the Assets.  The Vendors shall notify the Purchaser promptly if any such discussions or negotiations are sought or if any proposal for a sale, transfer or assignment of the Purchased Shares, any portion of the Business or the Assets is received or being considered.

6.2           Transfer of Documentation.

(1)
Except as otherwise provided in Section 3.2, on the Closing Date, the Vendors shall deliver, and shall cause to be delivered, to the Purchaser or make available to it at the Corporation’s premises the Books and Records and all documents (or copies thereof) and other data, technical or otherwise, which are owned by any of the Vendors at the Closing Date, relating to the Corporation, the Business or the Assets.  The Purchaser shall preserve all such documents delivered to it in accordance with the Purchaser’s document retention procedures, or such longer period as is required by Applicable Law, and shall permit the Vendors or their authorized Representatives reasonable access thereto while those documents are in the possession or control of the Purchaser solely to the extent that such access is required by the Vendors to perform their obligations under this Agreement or under Applicable Law but the Purchaser shall not be responsible or liable to the Vendors for, or as a result of any loss or destruction of or damage to, any such documents and other data unless such destruction, loss or damage is caused by the Purchaser’s negligence or wilful misconduct.  All reasonable out-of-pocket costs and expenses in connection with any access contemplated by this Section 6.2(1) shall be borne by the Party seeking access.

(2)
Notwithstanding Section 6.2(1), the Vendors shall be entitled to retain copies of any documents or other data delivered to the Purchaser pursuant to Section 6.2(1) provided that those documents or data are reasonably required by the Vendors to perform their obligations hereunder or under Applicable Law.  The Vendors shall retain any documents or data which relate to the Business and which is retained by the Vendors pursuant to this Section 6.2(2) in confidence and shall not use or otherwise disclose the data or information contained therein except as permitted by Section 11.1(3).

6.3           Investigation.

(1)
During the Interim Period, the Purchaser and its authorized Representatives shall be permitted to make such investigations, inspections, surveys or tests of the Corporation, the Business and the Assets, and of their respective financial and legal condition as the Purchaser deems necessary or desirable to familiarize itself with Business, the Assets and other matters. Without limiting the generality of the foregoing, the Purchaser shall, during normal business hours, be permitted free and unrestricted access to (i) all documents relating to information scheduled or required to be disclosed under this Agreement, (ii) the Books and Records, (iii) the Information Technologies, (iv) the Contracts, (v) the Leased Property, (vi) the employees of the Corporation, (vii) records regarding suppliers, customers and regulators, (viii) environmental reports, surveys, inspection reports, internal audits, manifests, incident reports and any and all correspondence with Governmental Authorities or third parties in respect of environmental matters, and (ix) all other reports prepared by advisors of the Corporation and its Affiliates, and the Vendors shall provide photocopies to the Purchaser of all such written information and documents as may be reasonably requested by the Purchaser.

(2)
At the request of the Purchaser, the Vendors shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Corporation, the Business and any of the Assets or to enable the Purchaser or its authorized Representatives to obtain full access to all files and records relating to the Corporation or relating to any of the Assets maintained by Governmental Authorities and self-regulating authorities.

(3)	At the Purchaser’s request, the Vendors shall co-operate and assist with the Purchaser in arranging any meetings as the Purchaser should reasonably request with:

(a)	employees of the Corporation;

(b)	customers, suppliers, distributors or others who have or have had a business relationship with the Corporation; and

(c)	auditors, solicitors or any other Persons engaged or previously engaged to provide services to the Corporation who have knowledge of matters relating to the Corporation and the Business.

(4)
The Purchaser and its authorized Representatives shall be permitted to conduct all such testing and inspection in respect of environmental matters at such locations of the Business as the Purchaser may determine, in its sole discretion, as may be required to satisfy the Purchaser in respect of such matters, and the Vendors shall cause the Corporation to conduct, and the Corporation shall conduct, in co-operation with the Representatives or consultants of the Purchaser, such physical review of the equipment of the Business as is necessary so as to enable the confirmation of the values carried on the Balance Sheet of the Corporation in respect of such assets, to the reasonable satisfaction of the Purchaser.  The exercise of any rights of inspection by or on behalf of the Purchaser under this Section 6.3 shall not mitigate or otherwise affect the representations and warranties of the Vendors under this Agreement, which shall continue in full force and effect as provided in Section 5.4.

(5)	The Vendors represent and warrant to the Purchaser that:

(a)
the Vendors have obtained all authorizations, consents and waivers necessary for the Purchaser to collect, use and disclose the personal information regarding the Corporation’s employees and consultants (“Personal Information”) provided to the Purchaser and its Authorized Representatives pursuant to this Section (the “Purposes”), including all authorizations, consents and waivers required under applicable privacy legislation;

(b)	the Vendors have not disclosed, and will not disclose, to the Purchaser more Personal Information than is necessary for the Purposes; and

(c)	the Vendors’ disclosure of Personal Information to the Purchaser, and the Purchaser’s collection of that Personal Information does not contravene any Applicable Laws.

6.4           Risk of Loss.  During the Interim Period, the Vendors shall cause the Corporation to maintain in force all the policies of business interruption insurance and of property damage insurance under which any of the Assets or the Business are insured.  If before the Closing any of the Assets or part of the Business is lost, damaged or destroyed and the loss, damage or destruction constitutes a Material Adverse Change, then the Purchaser at its sole discretion may either:

(a)	terminate this Agreement in accordance with the provisions of Article 10; or

(b)
require the Vendors to reduce the Purchase Price by the amount of the replacement cost of the Assets and/or the Business which were lost, damaged or destroyed less the amount of any proceeds of insurance payable as a result of the occurrence.

6.5           Conduct of Vendors Prior to Closing.  Without in any way limiting any other obligations of the Vendors and the Corporation hereunder, during the Interim Period:

(a)
the Vendors shall cause the Corporation to conduct the Business and the operations and affairs of the Corporation only in the Ordinary Course, and the Corporation shall not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Vendors in this Agreement and, without limiting the generality of the foregoing, the Vendors shall cause the Corporation:

(i)
not to amalgamate, merge or consolidate with or acquire or agree to acquire all or substantially all of the shares and assets of any Person, not to acquire or lease or agree to acquire or lease any business operations or any Equity Interests in any other Person, not to acquire or agree to acquire any legal or beneficial interest in any real property or not to occupy, lease, manage or control or agree to occupy, lease or manage or control any facility or property;

(ii)	not to do any act or thing of the kind described in Sections 5.2(27) and 5.2(31);

(iii)	not to enter into any compromise or settlement of any litigation, proceeding or government investigation relating to the Business or any of the Assets;

(iv)	not to make any Material modification to its usual sales, human resource, accounting, software, or management practices, processes or systems;

(v)	not to enter into any Contract of the kind described in Section 5.2(18);

(vi)	not to move any Material part of the Business to any other location from which the Corporation does not carry on the Business at the date hereof; or

(vii)	not to make any change to its Constating Documents;

(b)	the Vendors shall cause the Corporation:

(i)	to continue to maintain in full force and effect all the Insurance Policies or renewals thereof currently in effect;

(ii)	to take out, at the expense of the Purchaser, such additional insurance as may be reasonably requested by the Purchaser; and

(iii)
to report all Claims or known circumstances or events which may give rise to a Claim to its insurers under the Insurance Policies in a due and timely manner to the Closing Date and to provide copies of those reports to the Purchaser;

(c)	the Vendors shall use their best efforts to give or obtain or cause the Corporation to give or obtain, and the Corporation shall use its best efforts to obtain, the Approvals described in Schedule 15;

(d)
the Vendors shall use their best efforts to preserve, and cause the Corporation to preserve intact, the Business, the Assets, and the operations and affairs of the Corporation and to carry on the Business and the affairs of the Corporation as currently conducted, and to promote and preserve for the Purchaser the goodwill of suppliers, customers and others having business relations with the Corporation;

(e)
the Vendors shall cause the Corporation to pay and discharge the liabilities of the Corporation in the Ordinary Course in accordance and consistent with the previous practice of the Corporation except those contested in good faith by the Corporation;

(f)
the Vendors shall use their best efforts to take and cause the Corporation to take, all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the transfer of the Purchased Shares to the Purchaser and to cause all necessary meetings of directors and shareholders of the Vendors and the Corporation to be held for that purpose;

(g)	the Vendors shall and shall cause the Corporation to, periodically report to the Purchaser as it may reasonably request concerning the state of the Corporation, the Business and the Assets; and

(h)	the Vendors shall use their reasonable commercial efforts to satisfy the conditions contained in Section 4.1.

6.6           Conduct of the Vendors Following Closing.  Following the Closing, the Vendors will provide all necessary assistance to complete the audit of the financial statements of the Corporation and provide all necessary additional information as may be required by the Purchaser so that the Purchaser can complete and file all necessary documents as required by Applicable Securities Laws, including the rules and policies of the Exchange.

6.7           Regulatory Approvals.

(1)
The Vendors shall co-operate, and shall cause the Corporation to co-operate, with the Purchaser and render all necessary assistance required by the Purchaser in connection with any application, notification or filing of the Purchaser to or with the Exchange.

(2)
The Vendors shall use their reasonable commercial efforts to obtain or cause the Corporation to obtain, at or prior to the Closing Time, from all appropriate Governmental Authorities, the other Approvals described in Schedule 14.

6.8           Conduct of Purchaser Prior to Closing.

(1)	During the Interim Period, the Purchaser shall use its reasonable commercial efforts to satisfy the conditions contained in Section 4.2.

(2)
The Purchaser shall co-operate, and shall cause the Corporation to co-operate, with the Vendors and render all necessary assistance required by the Vendors in connection with any application, notification or filing of the Vendors to or with the Exchange.

(3)
The Purchaser shall use its reasonable commercial efforts to obtain or cause the Corporation to obtain, at or prior to the Closing Time, from all appropriate Governmental Authorities, the other Approvals described in Schedule 14.

6.9           Notification of Breaches.  Until the Closing:

(1)
the Purchaser shall notify the Vendors promptly after Purchaser obtains knowledge that any representation or warranty of the Vendors contained in this Agreement is untrue in any Material respect or will be untrue in any Material respect as of the Closing Date or that any covenant or agreement to be performed or observed by the Vendors prior to or on the Closing Date has not been so performed or observed in any Material respect;

(2)
the Vendors shall notify the Purchaser promptly after the Vendors obtain knowledge that any representation or warranty of the Purchaser contained in this Agreement is untrue in any Material respect or will be untrue in any Material respect as of the Closing Date or that any covenant or agreement to be performed or observed by the Purchaser prior to or on the Closing Date has not been so performed or observed in any Material respect;

(3)
if any of the Purchaser’s or Vendors’ representations or warranties is untrue or shall become untrue in any Material respect between the date of execution of this Agreement and the Closing Date, or if any of the Purchaser’s or Vendors’ covenants or agreements to be performed or observed before or on the Closing Date shall not have been so performed or observed in any Material respect, and if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing Date, then that breach shall be considered not to have occurred for all purposes of this Agreement.

ARTICLE 7
PRIVACY LAWS

7.1           Compliance with Privacy Laws.

(1)
Before Closing, Purchaser shall not use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Transaction and will comply with applicable Privacy Laws in that regard.

(2)
Purchaser acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Transaction, and that the disclosure of Personal Information relates solely to the carrying on of the Business of the Corporation or the completion of the Transaction.

(3)
Purchaser shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees responsible for processing that Disclosed Personal Information to protect the confidentiality of that information in a manner consistent with Purchaser’s obligations hereunder.  Purchaser shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or service providers of Purchaser who have a bona fide need to access that information.

(4)
Purchaser undertakes, after Closing, to utilize the Disclosed Personal Information only for those purposes for which the Disclosed Personal Information was initially collected and in accordance with applicable Privacy Laws.

ARTICLE 8
TAX MATTERS

8.1           Preparation and Filing of Tax Returns.  The Vendors shall cause all income and capital Tax Returns of the Corporation that relate to Pre-Closing Periods and are not due for filing until after the Closing Date to be prepared and submitted to the Purchaser for approval at least 30 Business Days before the filing due-date thereof.  The Purchaser shall provide the Vendors access to such Books and Records of the Corporation relating to the Pre-Closing Periods as the Vendors reasonably requests for purposes of preparing those tax returns.  After approving those Tax Returns the Purchaser shall on a timely basis cause the Corporation to file the Tax Returns.

8.2           Books and Records Relating to Taxes.  Within five (5) Business Days after the Closing Date, the Vendors shall deliver to the Purchaser the copies of all documents relating to Taxes of the Corporation in respect of the Pre-Closing Periods that the Vendors retained pursuant to Section 6.2(2) and all working papers, correspondence and other documents prepared after the Closing Date which relate to Taxes for all Pre-Closing Periods.

8.3           Notification Requirements.  The Purchaser shall promptly forward to the Vendors all written notifications and other written communications from any Governmental Authority received by the Purchaser, the Corporation relating to Taxes of the Corporation for all Pre-Closing Periods, and shall promptly inform the Vendors of any audit proposed to be undertaken and any adjustment proposed in writing to be made by any Governmental Authority in respect of a Pre-Closing Period.  Notwithstanding the obligation of the Purchaser to give prompt notice as required above, the failure of the Purchaser to give that prompt notice shall not relieve the Vendors of their obligations under this Article 8 except to the extent (if any) that the Vendors shall have been prejudiced thereby.

8.4           Vendors Indemnification.  From and after the Closing Date, the Vendors shall indemnify and save harmless the Purchaser from all Losses suffered or incurred by the Purchaser or the Corporation attributable to any inaccuracy in, or breach of, a representation and warranty made in Sections 5.2(28) and 1.1(1) (insofar as Section 1.1(1) relates to Tax matters) and the corresponding representation and warranty made in the Closing Certificate and the Vendors shall be responsible for and shall indemnify and save harmless the Purchaser for all Taxes payable by the Corporation for all Pre-Closing Periods, except to the extent to which those Taxes have been provided for in the Financial Statements.

8.5           Purchaser’s Contest Rights.  Subject to Section 8.6, the Purchaser shall have the sole right to control, defend, settle, compromise, or prosecute in any manner an audit, examination, investigation, and other proceeding with respect to any Tax Return of the Corporation.  The Purchaser shall keep the Vendors duly informed of any proceedings in connection with any matter for which the Purchaser may have a right to indemnification pursuant to this Article 8 and promptly provide the Vendors with copies of all correspondence and documents relating to those proceedings.  The Vendors shall execute or cause to be executed such documents and shall take such action as reasonably requested by the Purchaser to enable the Purchaser to take any action the Purchaser deems appropriate with respect to any proceedings in respect of which the Purchaser has contest rights under this Agreement.

8.6           Vendors’ Contest Rights.

(1)
The Vendors may at any time by written notice to the Purchaser elect to control, defend, settle, compromise or prosecute in any manner an audit, examination, investigation, or other proceeding with respect to Taxes or Tax issues related to any matter in respect of which the Purchaser may have a right of indemnification pursuant to this Article 8, except that:

(a)
the Vendors shall deliver to the Purchaser a written agreement that the Purchaser is entitled to indemnification for all Losses arising out of that audit, examination or other proceeding and that the Vendors shall be liable for the entire amount of those Losses;

(b)
the Vendors may not, without the written consent of the Purchaser, settle or compromise Taxes or Tax issues related to any matter which may affect Tax liabilities of the Purchaser or the Corporation for a Post-Closing Period; and

(c)
the Vendors shall pay to the Purchaser the amount of all Taxes (including, for greater certainty, interest and penalties) specified in the notice of assessment or other Claim from the Governmental Authority to which the Purchaser’s indemnity Claim relates within 10 Business Days before the amount is required to be paid to the Governmental Authority or within 10 Business Days after the Purchaser has forwarded to the Vendors a Claim for indemnity.

(2)
The Purchaser and/or the Corporation, as applicable, shall execute or cause to be executed such documents or take such action as reasonably requested by the Vendors to enable the Vendors to take any action they deem appropriate with respect to any proceedings in respect of which the Vendors have contest rights under this Agreement.  In addition:

(a)	the Vendors shall keep the Purchaser duly informed of any proceedings in connection with any matter which may affect the Taxes payable by the Purchaser or the Corporation; and

(b)
the Purchaser shall be promptly provided with copies of all correspondence and documents relating to those proceedings and may, at its option and its own expense, participate in those proceedings through counsel of its choice.

8.7           Indemnification Procedures.  Except to the extent expressly provided to the contrary in this Article 8, the general procedures regarding notice and pursuit of indemnification Claims set forth in Article 9 shall apply to all Claims for indemnification made under this Article 8, except that notwithstanding any provision of Article 9 to the contrary, if a Claim for indemnification involves any matter covered in this Article 8, then the contest provisions of Sections 8.5 and 8.6, as applicable, shall control regarding the defence and handling of any such third-party Claim that could give rise to an indemnification obligation on the part of the Vendors.  Except as provided in Section 5.4(1)(b), there shall be no limit on the time period during which a Claim for indemnification may be made under this Article 8.  The right to indemnification under this Article 8, shall not be subject to the threshold and limitation set forth in Section 9.4.

ARTICLE 9
INDEMNIFICATION

9.1           Individual Indemnification by the Vendors.  The Vendors shall indemnify and save harmless the Purchaser from any and all Losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with any inaccuracy of or any breach by the Vendors of any representation or warranty as to himself contained in Section 5.1 or of any corresponding representation or warranty contained in any certificate delivered by the Vendors pursuant to this Agreement (except that the Vendors shall not be required to indemnify and save harmless the Purchaser in respect of any inaccuracy or breach of any such representation or warranty unless the Purchaser shall have provided notice to the Vendors in accordance with Section 9.6 on or prior to the expiration of the applicable time period related to that representation and warranty set out in Section 5.4).

9.2           Indemnification by the Vendors.  In addition to any other indemnifications by the Vendors contained in this Agreement and subject to this Article 9, the Vendors shall jointly and severally indemnify and save harmless the Purchaser from any and all Losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with:

(a)
any inaccuracy of or any breach by any of the Vendors of, any representation or warranty of any of the Vendors contained in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement, other than the representations and warranties referred to in Section 9.1 (except that the Vendors shall not be required to indemnify or save harmless the Purchaser in respect of any inaccuracy or breach of any representation or warranty unless the Purchaser shall have provided notice to the Vendors in accordance with Section 9.6 on or prior to the expiration of the applicable time period related to that representation and warranty set out in Section 5.4); and

(b)
any breach or non-performance by any of the Vendors of any covenant or other obligation to be performed by them that is contained in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement.

9.3           Indemnification by the Purchaser.  Subject to this Article 9, the Purchaser shall indemnify and save harmless the Vendors from any and all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of or in connection with:

(a)
any inaccuracy of or any breach by the Purchaser of, any representation or warranty of the Purchaser contained in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement (except that the Purchaser shall not be required to indemnify or save harmless the Vendors in respect of any inaccuracy or breach of any representation or warranty unless the Vendors shall have provided notice to the Purchaser in accordance with Section 9.6 on or prior to the expiration of the time period set out in Section 5.5) and

(b)
any breach or non-performance by the Purchaser of any covenant or other obligation to be performed by it that is contained in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement.

9.4           Thresholds and Limits.

(1)
Notwithstanding Sections 9.1 and 9.2 but subject to Section 9.4(3), the Vendors’ obligation to indemnify the Purchaser pursuant to Sections 8.4, 9.1 and 9.2 and the Purchaser’s obligation to indemnify the Vendors pursuant to Section 9.3 shall be applicable only if the aggregate of all those Losses incurred by the Purchaser or by the Vendors, as applicable, is in excess of $25,000 (the “Threshold”) and shall in no event exceed a maximum amount equal to $1,440,000 (the “Indemnity Limit”).  If the aggregate of all those Losses incurred by the Purchaser exceeds the Threshold, the Vendors shall be obliged to indemnify the Purchaser for all of those Losses, including the amount of the Threshold, up to the Indemnity Limit.

(2)
Subject to Section 9.4(3), only items or Claims exceeding $25,000 shall be included in the calculation of Losses for the purpose of the Threshold, except that for the purpose of determining whether the Purchaser is entitled to indemnification under this Agreement, a group of related matters resulting in Losses arising out of the same or a similar event or occurrence or a series of related or similar events or occurrences shall be deemed to be one item or Claim.

(3)	The provisions of Sections 9.4(1) and 9.4(2) shall not apply in respect of any inaccuracy or breach of a representation or warranty involving fraud or fraudulent misrepresentation.

9.5           Obligation to Reimburse.  The Party providing indemnification under this Agreement (the “Indemnifying Party”) shall reimburse to the Party being indemnified under this Agreement (the “Indemnified Party”) the amount of any Losses suffered or incurred by the Indemnified Party, as of the date that the Indemnified Party incurs any such Losses, together with interest thereon from that date until payment in full, at the rate per annum equal to 6.5%, that payment being made without prejudice to the Indemnifying Party’s right to contest the basis of the Indemnified Party’s Claim for indemnification.

9.6           Notice of Claim.

(1)
Promptly on becoming aware of any circumstances which have given or could give rise to a Claim of indemnification under this Article 9, the Party shall notify the other Parties of those circumstances.  That notice shall specify whether the Losses arise as a result of a Claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Losses do not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known.

(2)
If through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give that notice on a timely basis.

9.7           Direct Claims.  With respect to any Direct Claim, following receipt of notice from the Indemnifying Party of the Direct Claim, the Indemnifying Party shall have 60 days to make such investigation of the Direct Claim as is considered necessary or desirable.  For the purpose of that investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied on by the Indemnified Party to substantiate the Direct Claim, together with such information as the Indemnifying Party may reasonably request.  If the Parties agree at or prior to the expiry of this 60 day period (or agree to any extension of this period) to the validity and amount of that Direct Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full amount as agreed to by the Parties of the Direct Claim, failing which the matter shall be referred to binding arbitration in accordance with Section 11.12.  For clarity, the Purchaser shall be deemed to have incurred or suffered Losses as of and from the Closing Date as a consequence of any reduction in the value of the Purchased Shares resulting from an inaccuracy or breach of any representation or warranty by the Vendors under this Agreement.

9.8           Third Party Claims.

(1)
With respect to any Third Party Claim, the Indemnifying Party shall be entitled (but not required), at its expense, to participate in or assume the conduct of the negotiations, settlement or defence of the Third Party Claim and, in that event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses as a result of that participation or assumption.

(2)
If the Indemnifying Party elects to assume the conduct of the negotiations, settlement or defence of the Third Party Claim, the Indemnifying shall be entitled to retain counsel on behalf of the Indemnified Party who is acceptable to the Indemnified Party, acting reasonably, to represent the Indemnified Party of that Third Party Claim.  In any Third Party Claim for which the Indemnifying Party elects to assume that conduct, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of that Third Party Claim and to retain separate counsel to act on its behalf but the fees and disbursements of that counsel shall be at the expense of the Indemnified Party unless:

(a)
the Indemnified Party determines, acting reasonably, that actual or potential conflicts of interests exists which makes representation chosen by the Indemnifying Party not advisable (such as where the named parties to that Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the defences available to the Indemnified Party are different or in addition to those available to the Indemnifying Party); or

(b)	the Indemnifying Party has authorized the retention of that counsel.

(3)
If the Indemnifying Party, having elected to assume that conduct, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume that conduct, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to that Third Party Claim.  If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment  to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party shall provide prior written notice of that payment to the Indemnifying Party and thereafter may make that payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for that payment.  If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which that payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of that difference to the Indemnifying Party.

9.9           Settlement of Third Party Claims.  If the Indemnifying Party fails to assume conduct of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed.  Whether or not the Indemnifying Party assumes conduct of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent cannot be unreasonably withheld or delayed, except that the liability of the Indemnifying Party shall be limited to the proposed amount if any such consent is not obtained for any reason and the Indemnified Party shall indemnify and save harmless the Indemnifying Party from and against any Losses resulting from or arising out of the failure of the Indemnified Party to consent to that settlement.

9.10           Co-Operation.  The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect to that Third Party Claim (including supplying copies of all relevant documentation promptly as it becomes available).  Where the defence of a Third Party Claim is being undertaken and conducted by the Indemnifying Party, the Indemnified Party shall use all reasonable efforts to make available to the Indemnifying Party, at the request and expense of the Indemnifying Party, those employees of the Indemnified Party whose assistance, testimony or presence is reasonably necessary to assist the Indemnifying Party in evaluating and defending that Third Party Claim.

9.11           Gross-up.  If an Indemnified Party is subject to Tax in respect of the receipt of an amount pursuant to Article 8 or this Article 9, after taking into account any offsetting deduction or tax credit available in respect of the applicable Losses, then the amount payable by the Indemnifying Party shall be increased by an amount (the “Increased Amount”) such that the Indemnified Party shall be in the same position after paying Tax on the amount received hereunder, including any Taxes payable on the Increased Amount, as the Indemnified Party would have been in had the Losses giving rise to such payment not arisen and had such amount not been payable.

9.12           Exclusivity.  Unless otherwise provided in this Agreement, the provisions of this Article 9 shall apply to any Claim for breach of covenants, representation, warranty or other obligation or provision of this Agreement or any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement (other than a Claim for specific performance or injunctive relief) and to any and all other indemnities provided in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement with the intent that all such Claims and indemnities shall be brought only in accordance with the specific provisions of this Article 9.

ARTICLE 10
TERMINATION

10.1           Termination by Mutual Written Consent.  This Agreement may be terminated and the consummation of the Transaction may be abandoned at any time prior to the Closing by mutual written consent of the Purchaser and the Vendors.

10.2           Termination by the Purchaser.  If any of the conditions in Section 4.1(1) shall not be satisfied or fulfilled in full at or before the Closing Time to the satisfaction of the Purchaser, acting reasonably, the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement by notice in writing to the Vendors, except with respect to the obligations contained in Sections 11.1, 11.2, 11.3, and 11.4 which shall survive that termination; or

(b)	waive compliance with any such condition in whole or in part by notice in writing to the Vendors, except that no such waiver shall operate as a waiver of any other condition.

10.3           Termination by the Vendors.  If any of the conditions in Section 4.2(1) shall not be satisfied or fulfilled in full at or before to the Closing Time to the satisfaction of the Vendors, acting reasonably, the Vendors in their sole discretion may, without limiting any rights or remedies available to the Vendors at law or in equity, either:

(a)	terminate this Agreement by notice in writing to the Purchaser, except with respect to the obligations contained in Sections 11.1, 11.2, 11.3, and 11.4 which shall survive that termination; or

(b)	waive compliance with any such condition in whole or in part by notice in writing to the Purchaser, except that no such waiver shall operate as a waiver of any other condition.

10.4           Notice of Termination.  The Party desiring to terminate this Agreement pursuant to this Article 10 (other than pursuant to Section 10.1) shall give written notice of that termination to the other Party.

10.5           Effect of Termination.  If this Agreement is terminated by Purchaser or Vendors before the Closing pursuant to the provisions of this Article 10, there shall be no liability or further obligation on the part of Purchaser or Vendors or their respective officers, managers or directors (except as set forth in Article 9, Section 11.1 and Section 11.4), all of which shall survive the termination hereof); provided, however, that nothing in this Section 10.5 shall (a) relieve or release either Party from liability or damages for any breach of this Agreement by that Party prior to termination of this Agreement; or (b) impair the right of any Party to compel specific performance by the other Party of such Party’s obligations under this Agreement.

ARTICLE 11
GENERAL

11.1           Confidentiality of Information.

(1)
For the purposes of this Section 11.1, “Confidential Information” of a Party at any time means all information relating to that Party which at the time is of a confidential nature (whether or not specifically identified as confidential), is known or should be known by the other relevant Party or its Representatives as being confidential, and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement, and includes:

(a)	the terms of this Agreement and of any other contract, agreement, instrument, certificate or other document to be entered into as contemplated by this Agreement;

(b)	a Party’s business records;

(c)
all Books and Records and all other information and documentation with respect to the Corporation, the Business and the Assets provided by the Vendors and the Corporation to the Purchaser and its Representatives, including all notes, analyses, compilations, studies, summaries and other material prepared by the Purchaser and its Representatives as a result of the Books and Records, information or documentation; and

(d)	all copies of documents and data retained by the Vendors pursuant to Section 6.2(2).

Notwithstanding the foregoing, Confidential Information does not include any information that at the time has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives, any information that was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement or any information that becomes available to the other Party or its Representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its Representatives) who is not, to the knowledge of the other Party or its Representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or otherwise prohibited from transmitting the information to the other Party or its Representatives.

(2)
Each Party shall (and shall cause each of its Representatives to) hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, all Confidential Information of the other Parties.

(3)
Subject to Section 11.2, Section 11.1(2) shall not apply to the disclosure of any Confidential Information where that disclosure is required by Applicable Law.  In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Parties of the requirement of the disclosure including the nature and extent of the disclosure and the provision of Applicable Law pursuant to which the disclosure is required.  To the extent possible, the Party required to make the disclosure shall, before doing so, provide to the other Parties the text of any disclosure.  On receiving the notification, the other Parties may take any reasonable action to challenge the requirement, and the Party required to make the disclosure shall (or shall cause the applicable Representative to), at the expense of the other Parties, assist the other Parties in taking that reasonable action.  Notwithstanding the foregoing, no disclosure shall be made of the amount of the Purchase Price, unless and to the extent required by Applicable Law.

(4)
Following the termination of this Agreement in accordance with the provisions of Sections 10.1 or 10.3, each Party shall (and shall cause each of its Representatives to) promptly, on a request from any other Party, return to the requesting Party all copies of any tangible items (other than this Agreement), if any, that are or that contain Confidential Information of the requesting Party, except that if the Party so obligated to return Confidential Information or its Representatives have prepared notes, analyses, compilations, studies or summaries containing or concerning any Confidential Information, then that Party may, instead of returning the notes, analyses, compilations, studies or summaries, destroy them and provide a certificate to that effect to the requesting Party.

11.2           Public Announcements.  No Party shall make any public statement or issue any press release concerning the Transactions except as agreed by the Parties acting reasonably or as may be necessary, in the opinion of counsel to the Party making that disclosure, to comply with the requirements of all Applicable Law.  If any public statement or release is so required, the Party making the disclosure shall consult with the other Parties before making that statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree on a text for the statement or release that is satisfactory to the Parties.

11.3           Disclosure and Consultation.

(1)
Before any public statement or press release concerning the Transactions, no Party shall disclose this Agreement or any aspect of the Transactions except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with the Transactions and counsel to that institution, or as may be required by any Applicable Law or as agreed by the Parties.

(2)
The Vendors and the Purchaser shall consult with each other concerning the manner by which the Corporation’s employees, customers, suppliers and other Persons having dealings with the Corporation shall be informed of the Transactions, and the Purchaser shall have the right to be present for any such communication.

11.4           Expenses.  Each Party shall pay all expenses (including Taxes imposed on those expenses) it incurs in the authorization, negotiation, preparation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.  The Vendors shall cause the Corporation not to incur any out-of-pocket expenses in connection with this Agreement and the Transactions.

11.5           Best Efforts.  In this Agreement, unless specified otherwise, an obligation of any Party to use its best efforts or reasonable commercial efforts to obtain any Approval shall not require the Party to make any payment to any Person for the purpose of procuring the Approval, except for payments for amounts due and payable to that Person, payments for incidental expenses incurred by that Person and payments required by any Applicable Law.

11.6           No Third Party Beneficiary.  This Agreement is solely for the benefit of the Parties and no third parties shall accrue any benefit, Claim or right of any kind pursuant to, under, by or through this Agreement.

11.7           Entire Agreement.  This Agreement and the Royalty Agreement constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and the Royalty Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral.  Except as specifically set out in this Agreement or the Royalty Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the Royalty Agreement or which induced any party to enter into this Agreement or the Royalty Agreement.  No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, concurrently with, or after entering into, this Agreement or the Royalty Agreement, or any amendment or supplement thereto, by any party to this Agreement or the Royalty Agreement or its Representatives, to any other Party or its Representatives, except to the extent the representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term in this Agreement or the Royalty Agreement, and none of the parties to this Agreement or the Royalty Agreement has been induced to enter into this Agreement or the Royalty Agreement or any amendment or supplement by reason of any such representation, warranty, opinion, advice or assertion of fact.  There shall be no liability, either in tort or in contract, assessed in relation to the representation, warranty, opinion, advice or assertion of fact, except as contemplated in this Section 11.7.

11.8           Non-Merger.  All provisions of this Agreement, other than (a) the conditions in Sections 4.1 and 4.2 and (b) the representations and warranties in Article 5 and the related indemnities in Section 8.4 and Article 9 (which are subject to special arrangements provided in those Articles or sections) shall survive the execution, delivery and performance of this Agreement and Closing.

11.9           Time of Essence.  Time is of the essence of this Agreement.

11.10          Amendment.  This Agreement may be supplemented, amended, restated or replaced only by a written agreement signed by each Party.

11.11           Waiver of Rights.  Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of that right.  No single or partial exercise of any such right shall preclude any other or further exercise of that right or the exercise of any other right.

11.12           Arbitration.  All disputes arising out of or in connection with a claim under Article 9 of this Agreement shall be referred to and finally resolved by a single arbitrator (the “Arbitrator”) pursuant to the Arbitration Act.  The decision of the Arbitrator on all issues or matters submitted to the Arbitrator for resolution shall be conclusive, final and binding on all of the Parties.  The Arbitrator shall determine who shall bear the costs of arbitration pursuant to this Section 11.12.

11.13           Jurisdiction.  Each Party irrevocably and unconditionally attorns to the exclusive jurisdiction of the courts of the province of Alberta.

11.14           Governing Law.  This Agreement and any dispute arising from or in relation to this Agreement shall be governed by, and interpreted and enforced in accordance with, the law of the province of Alberta and the laws of Canada applicable in that province.

11.15           Notices.

(1)	Any notice, demand or other communication (in this Section 11.15, a “notice”) required or permitted to be given or made under this Agreement must be in writing and is sufficiently given or made if:

(a)	delivered in person and left with a receptionist or other responsible employee of the relevant Party at the applicable address set forth below;

(b)	sent by prepaid courier service or (except in the case of actual or apprehended disruption of postal service) mail; or

(c)	sent by facsimile transmission, with confirmation of transmission by the transmitting equipment (a “Transmission”);

in the case of a notice to the Vendors, addressed to them at:
1503826 Alberta Ltd. c/o Intercept Rentals
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| | | | | | | | | | | | | | | | | | | | | | |
Attention | | | | | | | | | | | | | |
Facsimile No.: | | | | | | | | | | | | |

and in the case of a notice to the Purchaser, addressed to it at:
Global Green Matrix Corp. 943 Canso Road Gabriola, B.C. V0R 1X2 Attention: Mr. Randy Hayward Facsimile No.: (250) 247-2053
with a copy to:
Davis LLP Suite 1000, 250 - 2nd Street S.W. Calgary, AB T2P 0C1 Attention: Mr. Roy Hudson Facsimile No.: (403) 213-4464

(2)	Any notice sent in accordance with this Section 11.15 shall be deemed to have been received:

(a)	if delivered prior to or during normal business hours on a Business Day in the place where the notice is received, on the date of delivery;

(b)
if sent by mail, on the fifth Business Day in the place where the notice is received after mailing, or, in the case of disruption of postal service, on the fifth Business Day after cessation of that disruption;

(c)
if sent by facsimile during normal business hours on a Business Day in the place where the Transmission is received, on the same day that it was received by Transmission, on production of a Transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the relevant facsimile number of the recipient; or

(d)	if sent in any other manner, actual receipt;

except that any notice delivered in person or sent by Transmission not on a Business Day or after normal business hours on a Business Day, in each case in the place where the notice is received, shall be deemed to have been received on the next Business Day in the place where the notice is received.

(3)	Any Party may change its address for notice by giving notice to the other Parties.

11.16           Assignment.  No Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement to any Person.

11.17           Further Assurances.  Each Party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Agreement that any other Party may reasonably require, for the purposes of giving effect to this Agreement.

11.18           Severability.  If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of that provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision which is so restricted, prohibited or unenforceable with an unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

11.19           Successors and Assigns.  This Agreement shall be binding on, and shall enure to the benefit of, the Parties and their respective successors and permitted assigns.

11.20           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one agreement.  To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by Transmission and the signature transmitted by Transmission shall be deemed to be its original signature for all purposes.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

GLOBAL GREEN MATRIX CORP.                                                             | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |

Per: “Signed”                                                                                      Per:__________________________
         Randy Hayward, President                                                              | | | | | | | | | | | | | | | | | | | |

| | | | | | | | | | | | | | | | | | | | | | |                                                                           | | | | | | | | | | | | | | | | | | | | | | | |

Per:__________________________                                             Per:__________________________
| | | | | | | | | | | | | | | | | | | | |                                                                                      | | | | | | | | | | | | | | | | | | | | | | | |

| | | | | | | | | | | | | | | | | | | | | | |                                                                           | | | | | | | | | | | | | | | | | | | | |

Per:__________________________                                             Per:__________________________
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___________________________________                               ___________________________________
Name of Witness:                                                                                 | | | | | | | | | | | | | | | | | | | | | |

___________________________________                               ___________________________________
Name of Witness:                                                                                 | | | | | | | | | | | | | | | | | | | | |

SCHEDULE 1
ROYALTY AGREEMENT

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SCHEDULE 2
CAPITAL OF CORPORATION

Authorized Capital:

The authorized capital of the Corporation consists of:

(a)           an unlimited number of class “A” common voting shares;

(b)           an unlimited number of class “B” common voting shares;

(c)           an unlimited number of class “C” common non-voting shares;

(d)           an unlimited number of class “D” common non-voting shares.

Issued Capital:

The issued capital of the Corporation consists of:
Name of holder	Number and class of shares held
| | | | | | | | | | | | | | | | | | | | | | | | | | | | |	240 class “A” shares
| | | | | | | | | | | | | | | | | | | | | | |	240 class “A” shares
| | | | | | | | | | | | | | | | | | | | | | |	240 class “A” shares
| | | | | | | | | | | | | | | | | | | | | | |	110 class “A” shares
| | | | | | | | | | | | | | | | | | | |	100 class “A” shares
| | | | | | | | | | | | | | | | | | | |	10 class “A” shares
| | | | | | | | | | | | | | | | | | | |	60 class “A” shares
TOTAL	1000 class “A”shares

SCHEDULE 3
CUSTOMER AND SUPPLIER INFORMATION

SEE ADDITIONAL BINDER  (A/R Aging Summary as of February 29, 2012 and A/P Aging Summary as of February 29, 2012)

SCHEDULE 4
DIRECTORS AND OFFICERS

The directors of the Corporation are:

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The officers of the Corporation are:

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SCHEDULE 5
EMPLOYEE MATTERS

None.

SCHEDULE 6
ENVIRONMENTAL MATTERS

None.

SCHEDULE 7
EXTRA-PROVINCIAL AND FOREIGN JURISDICTIONS

None.

SCHEDULE 8
INSURANCE POLICIES

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SCHEDULE 9
LITIGATION

None.

SCHEDULE 10
MATERIAL CONTRACTS AND OTHER CONTRACTS

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SCHEDULE 11
PERMITS

SEE ADDITIONAL BINDER (ISN, Secor, WCB)

SCHEDULE 12
PERMITTED ENCUMBRANCES

- Weslease of Canada Ltd.

- General Motors Acceptance of Canada Ltd.

SCHEDULE 13
PERSONAL PROPERTY MATTERS

Personal Property and Personal Property Leases:

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SCHEDULE 14
REGULATORY APPROVALS

For the Vendor:

None

For the Purchaser:

- Approval of the Exchange.

SCHEDULE 15
THIRD PARTY APPROVALS

Approval of Weslease of Canada Ltd. under the Personal Property Leases.

SCHEDULE 16
FORM OF OPINION OF PURCHASER'S COUNSEL

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SCHEDULE 17
FORM OF OPINION OF VENDORS’ COUNSEL

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SCHEDULE 18
FORM OF RESIGNATION AND RELEASE

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SCHEDULE 19
VOLUNTARY ESCROW AGREEMENT

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